BRASS EAGLE INC. 2002 ANNUAL REPORT







OUR NUMBERS KEEP GROWING.





W R O N G

Over the past decade, snowboarding, skateboarding and wakeboarding have consistently been among the fastest growing sports in the United States. Since the early 1990's, snowboarding has increased in participation by almost 250% and registered a 120% growth among boys 7-17 years of age. The number of skateboarders and mountain bikers has surged 117% and 420%, respectively, over the same time period. Within the past year, twenty-one million Americans over the age of 8 participated in skateboarding, snowboarding or surfing. All of these individual sports are as much a form of self-expression as athletics, and therefore, have become deeply woven into the psyche and lifestyle of today's youth, making them the leading growth area in sports among all ages.

Just as these extreme sports, paintball has also evolved from a fringe activity to become recognized as a $500 million recreational sport growing at double digit rates. Paintball has experienced a commensurate dramatic growth in participation, some ten-fold over the last decade. Today, there are professional paintball leagues sanctioned by the National Professional Paintball League (NPPL). There are a multitude of paintball tournaments played across the country every year in paintball specific arenas and a host of magazines and websites devoted solely to paintball. And as the sport has become embraced by the masses, the number of both participants and frequent participants continues to soar. In 2001 alone, the number of frequent paintball participants grew more than 65%.

Paintball, extreme sports and the broader sports and leisure market are expected to continue to grow, fueled in large part by the continued expansion of the teen market. The combined effect of strong financial resources, freedom of time, breadth of choice and integral ties to a lifestyle, will continue to drive consumption that will alter spending in the consumer sports and leisure market for years to come.

MAXIMUM SAFE SPEED FOR PAINTBALLS

300

FEET PER SECOND

TYPICAL PAINTBALL PLAYER'S INVESTMENT (ANNUALLY)

$525




rass eagle


EWLOADER


PAINTBALL


JOLIET, IL

8,000 PLAYERS CAN'T BE

Driven by the ongoing rapid expansion of the teenage and "twenty-something" demographics, also known as Generation Y and Generation X, the rate of participation in sports and recreation has grown dramatically over the past few years. With more free time on their hands and a higher proportion of disposable income in their pockets, this population segment has the time and the money to indulge itself in leisure-related activities. It is estimated that the average teenager spends about three hours per day participating in some form of sports or leisure activity and spends about $525 annually on related products and services. Over the past decade, the sports and leisure industry has grown to an impressive $500 billion and this upward trend should only continue as Generation Y and Generation X become an increasingly powerful force in the overall consumer market.

1982 YEAR PAINTBALL WAS INVENTED

Today, there are more than 50 million 12-to-24 year olds in the United States, a significant increase from 1990. Perhaps more importantly, this population segment is expected to grow at nearly twice the rate of the overall population over the next several years, peaking at roughly 55 million by the end of the decade. Given this group's sheer size, it is evident that the market will continue to have a major impact on social attitudes, lifestyle trends, household decisions and consumer purchases. This obviously bodes well for the recreation industry in general, and is particularly evident in the explosive growth of extreme sports.

Look around today and it is abundantly clear that extreme sports have moved from the cutting edge to the mainstream. The extreme sports market is estimated at $9.9 billion and growing at double digit rates. Last year, one million more kids participated in skateboarding than played baseball. In fact, it seems that there are as many skateboard parks popping up in neighborhoods as there are little league fields. Snowboarders dominate many of the slopes and mountain bikes outsell traditional bikes. Media coverage of extreme sports events continues to proliferate with the X Games and Gravity Games, major consumer products companies are creating promotions around these sports, and now top extreme sports athletes are earning millions of dollars in endorsements. Even at the last Winter Olympics, the power of extreme sports was evident as snowboarding became one of the most popular spectator events at the games.



LETTER TO OUR SHAREHOLDERS

The year 2002 was a record year for Brass Eagle Inc. Our sales surpassed $100 million, earnings were our best ever, and just as importantly, we continued to build a strong platform for future growth. Our strategy remains intact and our Management Team remains focused on the opportunities.

Without question the general retail environment during the year was difficult. Consequently, many retailers planned conservatively and closely monitored inventories. However, there were several factors that positively impacted the paintball market and our business specifically. The growth of the Generation X and Generation Y demographic continues to improve the opportunities for the extreme sports market. Paintball, within this category of sports activities, obviously benefits from this growth. In addition, the expanded exposure of paintball to this group fuels participation growth. Paintball now ranks as the third largest extreme sport, following only in-line skating and skateboarding, with nearly 8 million participants in 2001. These factors, among many others, contributed to the Company's growth in 2002. Brass Eagle's net sales grew to $104.9 million in 2002, or 14.1% greater than $91.9 million in 2001 and our net income grew to $9.7 million or 148.7% greater than $3.9 million in 2001. Earnings per share were $1.30 in 2002 versus $.52 in 2001, an increase of $.78 per share or 150% over 2001.

Concurrent with the market growth, we continue to develop the strength of our retail brands, Brass Eagle, ViewLoader, and JT. Through these three brands our company is positioned to address all segments of the market, providing low cost trial products for new participants and gear appropriate for the serious enthusiast. With this broad range of products, we are able to offer our customers the most complete line of products available in the market today and further distinguish Brass Eagle Inc. from its competitors. Our broad distribution, from specialty retail stores to mass merchants, offers our consumers the broadest access to our products at all price levels.

In 2002, we continued to expand the products available in each of our brand segments. We introduced the Marauder semi-automatic marker under the Brass Eagle name. The Marauder set a new price point for semi-auto markers and marker kits and offers new participants the opportunity to purchase a competitive marker at a significant value. We also introduced a new brand of paintballs, Afterburner, utilizing a unique manufacturing process producing a distinctive appearance.

The Evolution II by ViewLoader, our newest electronic product, set the standard for high speed loaders in 2002. It has become the loader of choice for the enthusiast and recreational player alike. In addition, we introduced new paintball products and significantly expanded the presence of ViewLoader branded markers in the market place.

With JT, the premier brand in the paintball industry, we expanded our line of Excellerator products to include electronic markers with features of much higher priced products and expanded our line of JT paintballs. We continue to add to our line of premium apparel and protective gear and 2002's additions included the preferred paintball goggle system in the industry, the Proteus.

Challenge Park Xtreme remains a destination site for the extreme sports enthusiast. In 2002, we hosted Matt Hoffman's CFB BMX Series Finals and Tony Hawk's Gigantic Skate Park Tour, both televised events were seen on ESPN2 and ESPN respectively. During these events, athletes had the opportunity to participate in one of extreme sports' fastest growing activities, paintball. Challenge Park Xtreme also hosted the William Shatner Big Game, an opportunity for the recreational player to participate in paintball with the famous Captain Kirk and contribute to a worthwhile charity at the same time. Shatner's Big Game is available on pay per view and cable access networks as well as DVD.

On the marketing front, our primary focus remains growing the industry by bringing new participants to the activity. Through our award winning print ads and websites, we introduce millions to paintball and our brands. Our "Road To" Tournament Series is designed for the novice player who desires to be involved in competition play. At the professional level, we support the National Professional Paintball League and several professional paintball teams, including Dynasty, the first ever winners of the Triple Crown of paintball. Through these efforts, we support our premium brands and products.

In closing, I would like to reiterate that our strategy remains intact. Our management remains focused on growing our leadership position in the paintball industry while looking to other opportunities in the extreme sports category and the broader sports and leisure industry. We will strive to strengthen our relationships with our customers and consumers by offering unsurpassed quality and customer service coupled with exciting new products and innovative marketing initiatives. As always, our successes are dependent upon the good work of our people. I would like to thank them for their efforts on our company's behalf and our shareholders for their continued support.



H. Gregory Wold
Chairman of the Board of Directors, Shareholder



Lynn Scott
President, Chief Executive Officer, Shareholder



RASS EAGLE INC. 2002 ANNUAL REPOR



FORM 10K



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ---------- to ----------

Commission File Number 0-23385

BRASS EAGLE INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	71-0578572 (I. R. S. Employer Identification Number)

1201 SE 30th Street, Bentonville, Arkansas (Address of principal executive offices)	72712 (Zip Code)

Registrant's telephone number, including area code
(479) 464-8700

Securities registered pursuant to Section 12(b) of the Act
NONE
Securities registered pursuant to Section 12(g) of the Act
Common Stock
$.01 par value per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

BRASS EAGLE INC.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2. Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant was $25,786,984 at February 14, 2003. 7,309,834 shares of the registrant's common stock were outstanding as of February 14, 2003.

Documents Incorporated By Reference

Portions of the Proxy Statement for the May 13, 2003, Annual Meeting of Shareholders of the Company (the "2003 Proxy Statement") are incorporated by reference into Part III of this report.

Special Note Regarding Forward-Looking Statements

Certain statements in this filing and in other filings by Brass Eagle with the Securities and Exchange Commission and in press releases, presentations by Brass Eagle or its management and oral statements may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding Brass Eagle's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as expects, anticipates, intends, plans, projects, believes, seeks, estimates, should, will and variations of these words and similar expressions, are intended to identify these forward-looking statements. The statements are not statements of historical fact. Rather, they are based on Brass Eagle's estimates, assumptions, projections and current expectations, and are not guarantees of future performance. Brass Eagle disclaims any obligation to update or revise any forward-looking statement based upon the occurrence of future events, the receipt of new information, or otherwise. The forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Brass Eagle to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause Brass Eagle's actual results to differ materially from the results, projections and expectations expressed in the forward-looking statements include the following possibilities:

(1) The intensification of price competition, the entry of new competitors or the introduction of new products by new or existing competitors,
(2) Failure to maintain relationships with mass merchandisers,
(3) Inability to carry out marketing and sales plans or to integrate acquired businesses,
(4) A decline in the rate of growth of participation in the sport of paintball,
(5) General economic and business conditions which are less favorable than expected or which improve at a slower rate than expected,
(6) Failure to maintain credit facilities on satisfactory terms to comply with credit facility covenants and required ratios,
(7) The increased risk during economic downturns that Brass Eagle's customers may declare bankruptcy or experience payment difficulties,
(8) Decreases in customer spending levels due to general economic conditions or other factors affecting their volume of business, and
(9) Increased cost of goods purchased or increased production or freight and tariff costs.

BRASS EAGLE INC.

PART I

ITEM 1: BUSINESS

General

Brass Eagle, including its predecessor organizations, has manufactured air-powered guns for over 100 years. Brass Eagle, operating as Daisy Manufacturing Company, Inc., began manufacturing paintball markers as a device to mark trees and cattle for commercial purposes in the early 1970s. Daisy manufactured paintball markers under contract for the Nelson Paint Company and remained active in this market until 1993. In 1993, Daisy began manufacturing, marketing and distributing paintball products for sports and recreational use under a royalty arrangement with Brass Eagle, Inc., a Mississauga, Ontario, Canada company ("BEI"). In October 1995, Daisy purchased certain assets, patents, and trademarks, including the Brass Eagle name, from BEI. In September 1997, Daisy changed its name to Brass Eagle Inc. Pursuant to a corporate reorganization effected November 24, 1997, Brass Eagle transferred all of its non-paintball related assets, operations, and liabilities to a newly created subsidiary, Daisy Manufacturing Company, all the stock of which was spun-off to existing Brass Eagle shareholders.

Brass Eagle believes that it is a worldwide leader in the design, manufacture, marketing, and distribution of paintball products, including paintball markers, paintballs, and accessories. Based on market data, compiled in part by Brass Eagle, and management's industry knowledge, Brass Eagle believes it is the only manufacturer with a full line of products that addresses step-by-step price points for beginner, recreational, and competition level paintball participants, and that it is the primary manufacturer to offer paintball products to consumers through easily accessible channels such as mass merchandisers and major sporting goods retailers. As a result of these initiatives, Brass Eagle provides a large consumer base with high quality paintball products and accessories that sell for substantially less than those of its competitors. Based on this market analysis and industry knowledge, Brass Eagle believes that these advances have significantly broadened the paintball industry's consumer base, increased the overall number of paintball participants, and heightened the general awareness of and excitement for the sport.

Approximately 85% of Brass Eagle's sales are to national and regional mass merchandisers, such as Wal-Mart and K-Mart, and major sporting goods retailers, such as The Sports Authority and Dick's Clothing and Sporting Goods. Wal-Mart accounted for over 10% of Brass Eagle's sales in 2002. Brass Eagle's products are also sold through sporting goods distributors, specialty distributors of paintball products, and paintball specialty shops. Sales of Brass Eagle's products reflect, in part, a seasonality of market demand. In fiscal 2002, approximately 55% of Brass Eagle's net sales occurred during the six months ended December 31, 2002. Quarterly results may vary from year to year due to the timing of new product introductions, major customer shipments, inventory holdings of significant customers, adverse weather conditions and sales mix of products sold. Accordingly, comparisons of quarterly information of Brass Eagle's results of operations may not be indicative of Brass Eagle's ongoing performance.

On June 30, 2000 Brass Eagle acquired the assets of JT USA, LP of Chula Vista, California, through its subsidiary JT USA Inc. JT USA Inc. is a leading manufacturer of protective accessories and apparel for the paintball industry. The JT USA Inc. product line, regarded as the benchmark in the industry, includes masks, goggles, active and casual apparel and protective gear primarily distributed through traditional paintball retailers.

JT USA Inc. continues to manufacture its core line of products under the JT label as well as producing masks and accessory products for Brass Eagle. JT USA Inc. retains its headquarters and manufacturing facility in California.

Brass Eagle believes that paintball, as an extreme sport, is positioned to experience continued growth as the sport becomes available to a broader consumer group. Based on industry data, compiled in part by Brass Eagle, and management's knowledge of the industry, Brass Eagle believes that total paintball expenditures, including purchases of paintball markers, paintballs, accessories, and playing field fees, were approximately $500 million for 2002 and projects these expenditures to continue to increase in the future. Historically, paintball was played primarily by avid enthusiasts, generally with relatively expensive, high-end paintball markers and accessories. Enthusiasts typically obtained their equipment from a highly fragmented base of catalogue distributors and specialty retailers. Recently, an increasingly broader group of players, including corporate groups, youth leagues, church organizations and others, have begun participating in paintball. These beginner and recreational players often purchase paintball markers and accessories at mass merchandise stores or sporting goods stores and play paintball several times per year. Brass Eagle believes that its strategy of providing a full range of products at various price and performance points has contributed significantly to the broadening of the industry's consumer base, the increase in the overall number of paintball participants, and the growing popularity of the sport.

A key component in the continued growth of paintball is the availability of playing facilities. Historically, these facilities have consisted of commercial and private fields, typically located outside urban centers and in rural areas and used primarily by paintball enthusiasts. In order to further develop the market for paintball in more densely populated areas, Brass Eagle is promoting a modular paintball field concept that can be played in a relatively small, self-contained area that can easily be adapted or designed to fit into existing family amusement centers such as go-cart tracks, batting cages and miniature golf courses or as a stand-alone facility. Brass Eagle is marketing this concept under the Pursuit Park name. In addition, Brass Eagle believes that a significant number of field operators are upgrading their facilities to cater to the growing number of beginner and recreational players. Many operators are constructing "scenario fields" where mock battlefields, forts, and other props are utilized to provide a fun, exciting and fantasy-like experience.

Brass Eagle, in conjunction with its partners, has developed Challenge Park Xtreme, an extreme sports and entertainment complex that includes numerous paintball venues, a BMX racing track, a skate park for in-line and skateboarding and mountain biking trails. It is located on 154 acres on the Des Plaines River in Joliet, Illinois. Challenge Park Xtreme opened to the public in October 2000.

Sales by Geographic Area

Brass Eagle sells paintball markers, paintballs, and accessories through major domestic and international retailers and paintball specialty stores. The following summarizes the geographic distribution of Brass Eagle's sales.

	December 31,		
	2002	2001	2000
	(Dollars In Thousands)		
Revenues			
United States	$98,534	$86,212	$82,082
Other geographic areas	$6,389	$5,673	$4,678

Products

Brass Eagle offers a full line of paintball products, including paintball markers, paintballs, and accessories at various price points.

Paintball Markers. Brass Eagle designs and distributes a full line of paintball markers with a variety of performance characteristics. There are three primary classifications of paintball markers: pump action, semi-automatic and ultra high performance paintball markers. Pump action markers, such as Brass Eagle's Blade and Talon models, are direct descendents of the original "splotch marker" used to mark cattle and trees before the advent of the sport of paintball. These paintball markers use 12 gram CO_2 jets, are actuated using a pump action, and usually have a small paintball capacity. Continuous air pump action paintball markers, such as the original Saber and Tigershark models, differ from a 12 gram paintball marker in that they use a refillable cylinder as a power source and a hopper to feed multiple paintballs into the chamber. Brass Eagle offers three pump action markers; these are the Talon Ghost, the Blade and the Saber. The Blade and the Saber are two models in Brass Eagle's Next Generation series. Although a pump action marker needs to be cocked before each shot, a semi-automatic paintball marker needs to be cocked only once before expelling the first paintball. Thereafter, it expels automatically after each trigger pull. Most organized paintball tournaments are played exclusively with semi-automatic paintball markers. Brass Eagle currently offers three semi-automatic paintball markers: the Afterburner, the Avenger, and the Marauder. Brass Eagle introduced the Avenger semi-automatic paintball marker in the AEGIS Series in 2001 and the Marauder, a new polymer semi-automatic marker, in the first half of 2002 to meet the demand in this emerging, low-cost, high-performance category. In addition, Brass Eagle has introduced under its tradename Viewloader a series of new metal semi-automatic markers called the Genesis, the Genesis Surge II, Genesis II, Surge II df and the Revelation II in 2002.

JT USA also introduced a new series of markers in 2002 called the 6.0 and 5.0 Excellerators to further leverage the JT brand.

Paintballs. Paintballs are made of a gelatinous material; the paint is non-toxic, biodegradable and washable. Paintballs are manufactured using an encapsulation process requiring special equipment and certain technical knowledge. Brass Eagle sells its paintballs in multiple colors in packages ranging in size from 100 to 2,000 balls. Commencing in the fourth quarter of 1999, Brass Eagle began producing virtually all its paintball requirements. The new Viewloader line of paintballs was successfully introduced in 2001. A new line of high-quality paintballs was also successfully introduced under the JT brand in 2002.

Accessory Products. Brass Eagle markets a broad product line of paintball accessories complementary to its paintball markers and paintballs. These accessory products include goggle systems, paintball loaders, cleaning squeegees, and refillable CO_2 tanks. Goggle systems, a requirement for safe paintball play, are a primary component of Brass Eagle's accessory product line. The goggle systems are designed to provide full face, eye and ear protection.

As a direct result of the JT USA acquisition Brass Eagle produces or sources all of its paintball facemasks. As of May 2, 2000, Brass Eagle no longer serves as Leader's exclusive worldwide distributor of facemasks. All Brass Eagle's goggle systems are manufactured and marketed under the JT brand with the exception of the Sentry mask, which is marketed as a Brass Eagle trademark product.

Sales and Distribution

Brass Eagle's sales and distribution strategy is innovative in the paintball industry. Unlike many of its competitors, Brass Eagle makes its products readily available to mainstream consumers through mass merchandisers, major sporting goods retailers, and specialty retailers. To facilitate its sales and distribution strategy, Brass Eagle maintains a sales and marketing staff, including senior management and in-house sales and marketing personnel, and retains six independent manufacturer's sales representative organizations to service the United States market. The sales representatives generally offer various lines of sporting goods and have established relationships with retailers in Brass Eagle's targeted distribution channels. These sales representatives operate under standard contracts in defined geographic territories and are contractually prohibited from selling competitors' paintball products.

Growth Strategies

Brass Eagle has developed the following growth strategies to capitalize on its strong brand name, successful products, and operating capabilities:

- Expand Penetration of New and Existing Markets. Brass Eagle's sales and marketing programs are aimed at increasing its presence in its existing markets and expanding into new markets. Brass Eagle believes opportunities continue to exist for increased market penetration into select mass merchandisers and sporting goods specialty stores. In addition, Brass Eagle expects to increase sales to wholesale distributors, which supply their products to other specialty retailers and international markets. Brass Eagle believes that an expansion of product presence in existing outlets will extend its market leadership. Brass Eagle has a direct sales marketing group to reach consumers with unique, branded accessories and apparel. Brass Eagle's sales group continues to aggressively pursue new markets such as family entertainment centers using product concepts such as Pursuit Park playing fields.

- Extend Product Offerings Within Existing Brands. Brass Eagle will introduce new marker and paintball products targeted at traditional market consumers. These products will be marketed under the JT and Viewloader brand names and are expected to provide incremental revenue and earnings by leveraging the value of these brand acquisitions. In addition, these products will be introduced into Brass Eagle's existing distribution network.

- **Increase Participation in the Sport of Paintball.** Based on market data, compiled in part by Brass Eagle, and management's knowledge of the industry, Brass Eagle believes that its increased marketing efforts and heightened media exposure are helping to promote and grow the sport of paintball. Through high visibility promotional campaigns, such as Brass Eagle's *"Road to World Cup"* International Tournament Series and national network cable television features on ESPN, ESPN 2, The Outdoor Life Network and other televised programs, paintball has been introduced to a broader group of potential participants. Brass Eagle is involved in numerous paintball tournament events and promotions and supports the National Professional Paintball League. In addition, Brass Eagle has been featured and has advertised in paintball-related publications. Brass Eagle currently is marketing a modular field concept under the Pursuit Park name through an exclusive distributor in the amusement park industry specializing in family entertainment centers. High-speed modular games such as those available in a Pursuit Park provide the beginner, recreational and competition level participant with convenient access to playing fields and the opportunity to participate in an exciting new paintball activity.

- **Increase International Sales of Paintball Products.** Brass Eagle believes that international markets for paintball products and accessories present opportunities for growth and is focusing on expanding retail distribution, especially in the Canadian, European, Mexican and South American markets.

- **Increase Product Sales Through Step-By-Step Price Levels.** Brass Eagle offers paintball markers to consumers at price points from $20 for beginner products to $400 for recreational and tournament level products. In 2002, Brass Eagle continued to introduce new markers, player kits and a host of new accessories, which are targeted to satisfy the demands of multi-level paintball participants.

  Brass Eagle believes that by offering products spanning a wide range of price points it is able to meet the needs of new paintball consumers, as well as recreation and competition players as they move to more sophisticated products. Brass Eagle intends to continue to focus on product development to ensure that it is able to offer high quality paintball products at step-by-step price points.

- **Evaluate Strategic Acquisitions and Alliances.** Brass Eagle added two additional businesses in 2000: JT USA and Challenge Park Xtreme. Brass Eagle may, when and if the opportunity arises, acquire other businesses involved in activities or having product lines that are compatible with those of Brass Eagle.

  In 2000, Brass Eagle completed the first phase development of Challenge Park Xtreme, an extreme sports and entertainment complex that includes numerous paintball fields, a BMX track, an in-line skating rink, skateboarding ramps and mountain biking trails. Located on approximately 154 acres on the Des Plaines River in Joliet, Illinois, Challenge Park Xtreme opened to the public in October 2000. Brass Eagle, through its subsidiary Brass Eagle Challenge Park, Inc., owns the majority of the limited liability company which operates the park.

  In 2000, Brass Eagle completed the acquisition of the assets of JT USA, L.P. of Chula Vista, California. JT USA is a leading manufacturer of protective accessories and apparel for the paintball industry. The JT USA product line, regarded as the benchmark in the industry, includes masks, goggles, active and casual apparel and protective gear primarily distributed through traditional paintball retailers.

  JT USA offers the opportunity for increased market share and margin, increased product offerings and further penetration into the traditional market. Furthermore, JT represents a good platform to expand Brass Eagle's business outside of paintball to the broader extreme sports market.

- **Widely Recognized Brand Names and Distinctive Products.** Brass Eagle promotes its brand names and image through focused marketing programs and creative advertising in a variety of U.S. and international paintball publications and via targeted programming on national cable television. Brass Eagle's family of brands and products also receive further promotion through frequent editorial references in paintball and broad based financial and general media publications.

ITEM 1: BUSINESS (Continued)

Manufacturing; Strategic Alliances; Backlog
Brass Eagle, in conjunction with certain of its key suppliers, designs all of its paintball markers, goggle systems and select accessory items.

Brass Eagle works closely with a variety of vendors to meet its production needs, including machine shops, die casters, and injection molders. Although Brass Eagle has established relationships with its principal suppliers and manufacturing sources, it does not have long-term contracts with any vendors, nor does it maintain multiple simultaneous relationships with vendors for parts, tooling, supplies, or services critical to its manufacturing processes. Brass Eagle believes that alternative vendors are available if necessary and consequently does not believe that the loss of any of these vendors would have a material adverse effect on Brass Eagle and its prospects. Brass Eagle's contractual relationships with its principal suppliers and manufacturing sources are pursuant to Brass Eagle's standard form purchase agreements. Brass Eagle continually reviews its vendor relationships with regard to cost, delivery, and quality.

As of February 25, 2003 and 2002, Brass Eagle had $1.4 million and $2.4 million, respectively, in current and future open orders.

Competition
Brass Eagle believes that paintball competes in the highly competitive extreme sports segment of the sports and recreation industry. This segment includes mountain biking, snowboarding, alpine and cross-country snow skiing, water skiing, in-line skating, and skateboarding. In the paintball market, Brass Eagle believes that it competes primarily on the basis of price and product performance. There can be no assurance, however, that any number of new competitors, some of which may have significantly greater financial and organizational resources than Brass Eagle, will not emerge in the future as the market for paintball products develops further, or that the present competitors of Brass Eagle will not be able to compete more successfully in the future. In order for Brass Eagle to maintain or grow its market share and profitability, it must continue to develop the market for paintball while competing successfully with others in the extreme sports segment of the sports and recreation industry, as well as with other current and potential paintball product manufacturers.

Intellectual Property
Brass Eagle currently holds patents in the United States and Canada on most of its paintball markers. In addition, Brass Eagle acquired four patents as part of its 1999 acquisition of the assets of CM Support, Inc. These patents are mainly related to loaders used to feed paintballs into the marker. A number of patents and trademarks were also acquired as part of the 2000 acquisition of the assets of JT USA, L. P. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications are currently pending or granted on the breadth of the description of the invention. Brass Eagle also has trademark registrations for its name and the name of many of its products in the United States and both registrations and applications in Canada. Although Brass Eagle believes that patents are useful in maintaining its competitive position, it considers other factors, such as its brand names, ability to design innovative products, technical and marketing expertise, and customer service to be its primary competitive advantages.

Due to considerations relating to, among other things, cost, delay, or adverse publicity, there can be no assurance that Brass Eagle will elect to enforce its intellectual property rights in any particular instance.

Brass Eagle is currently not a party to any significant patent litigation, except a recently filed lawsuit by R.P Scherer Technologies Inc. against Brass Eagle, as described in Item 3 below.

Brass Eagle's competitors have also obtained and may continue to obtain patents on certain features of their products, which may prevent or discourage Brass Eagle from offering such features on its products; this, in turn, could result in a competitive disadvantage to Brass Eagle.

Environmental Matters

Brass Eagle is subject to federal, state, and local laws, regulations, and ordinances that (1) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage, transportation, treatment, and disposal of solid and hazardous wastes) or (2) impose liability for cleaning up or remediating contaminated property (or the cost thereof), including damages from spills, disposals, or other releases of hazardous substances or wastes in certain circumstances without regard to fault. Brass Eagle's manufacturing operations routinely involve the handling of relatively small amounts of chemicals and wastes, some of which are or may become regulated as hazardous substances. Brass Eagle has not incurred, and does not expect to incur, any significant expenditures or liabilities for environmental matters. As a result, Brass Eagle believes that its environmental obligations will not have a material adverse effect on its operations or financial position.

Government Regulation

Paintball products are within the jurisdiction of the United States Consumer Products Safety Commission (CPSC) and other federal, state, and foreign regulatory bodies. Under CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement, or refund. Brass Eagle is not currently aware of any CPSC activity that is likely to result in the recall of a Brass Eagle product.

Brass Eagle understands that certain local and foreign jurisdictions have legislation that prohibits retailers from selling certain product categories that are or may be sufficiently broad enough to include paintball markers. Although Brass Eagle is not aware of any state or federal initiatives to enact comparable legislation, there can be no assurance that such legislation will not be enacted in the future.

The American Society for Testing and Materials (ASTM), a non-governmental self-regulating association, has been active in developing voluntary standards regarding paintball fields, paintball face protection, and paintball markers. Brass Eagle representatives are active on the relevant ASTM subcommittees and in developing the relevant safety standards. Brass Eagle routinely follows the highest safety standards, and consequently Brass Eagle does not believe that any current or pending ASTM standards will have a material adverse effect on Brass Eagle's cost of doing business.

Adverse publicity relating to the sport of paintball, or publicity associated with actions by the CPSC or others expressing concern about the safety or function of Brass Eagle's products or its competitor's products (whether or not such publicity is associated with a claim against Brass Eagle or results in any action by Brass Eagle or the CPSC), could have a material adverse effect on Brass Eagle's reputation, brand image, or markets, any of which could have a material adverse effect on Brass Eagle or its prospects.

Foreign Sales and Operations

Brass Eagle's foreign sales and operations are subject to the usual risks that may affect such sales and operations. These include, among other things, currency fluctuations, changes in local economic conditions, uncertain political environments, and changes in foreign regulations and restrictions. Brass Eagle believes that its current foreign sales and operations are predominately in countries where such risks are not likely to be material. For certain financial information regarding Brass Eagle's international sales, see "Sales by Geographic Area" above.

Employees

As of December 31, 2002, Brass Eagle employed approximately 267 full-time employees. In addition, Brass Eagle utilizes additional temporary personnel in its assembly operations to meet production demand when necessary.

ITEM 1: BUSINESS (Continued)

Brass Eagle is not a party to any labor agreements, and none of its employees are represented by a labor union. Brass Eagle considers its relationship with its employees to be excellent.

ITEM 2: PROPERTIES

The following table sets forth certain information as of December 31, 2002 relating to Brass Eagles' principal properties:

LOCATION	PURPOSE / PRODUCTS	APPROXIMATE SIZE (SQ. FT.)	OWNED OR LEASED
Bentonville, Arkansas	Sales & Administrative Office	14,040	Owned
Chula Vista, California	Distribution of Masks; Sales & Administrative Office	27,820	Leased
Joliet, Illinois	Extreme Sports Park Attractions and Facilities	5,500	Owned (1)
Neosho, Missouri	Distribution Center	162,975	Leased
Neosho, Missouri	Manufacturing Facility – Paintballs	31,000	Leased
Neosho, Missouri	Product Storage	63,000	Leased
Batesville, Mississippi	Manufacturing Facility – $C0_2$ Jets	12,500	Leased

(1) Owned by Challenge Park Xtreme, LLC, a majority of the membership interests of which are owned by Brass Eagle's subsidiary, Brass Eagle Challenge Park Inc.

Brass Eagle has lease renewal options on the distribution facility, the paintball manufacturing facility, and the product storage facility in Neosho, Missouri, and a renewal option on the manufacturing facility in Batesville, Mississippi. Brass Eagle has an option to buy the distribution center and offices in Chula Vista, California as well as an option to renew the lease.

Brass Eagle believes that its facilities are generally suitable for their present and intended purposes and adequate for their current and expected levels of operations.

ITEM 3: LEGAL PROCEEDINGS

Due generally to the occasional misuse of paintball products, Brass Eagle is a defendant in product liability lawsuits from time to time. At this time, there are 14 product liability lawsuits pending against Brass Eagle. To date, all claims and lawsuits against Brass Eagle either have been, or are expected to be, resolved without any material adverse effect on Brass Eagle or its prospects.

R. P. Scherer Technologies Inc. has filed a lawsuit against Brass Eagle in the United States District Court, Western District of Arkansas alleging patent infringement and trade dress infringement, relating to Brass Eagle's manufacture of paintballs. Brass Eagle was served on January 3, 2003. The lawsuit relates to the method of manufacturing the paintballs and their outward appearance. The lawsuit seeks an injunction, and a royalty for past sales using the process. Brass Eagle believes this case will be resolved without a material adverse effect on Brass Eagle's business or financial condition.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of stockholders during the fourth quarter of 2002.

EXECUTIVE OFFICERS OF THE COMPANY

E. Lynn Scott	48	Mr. Scott has been **President and Chief Executive Officer** of Brass Eagle since its inception in September 1997. Mr. Scott was responsible for developing Daisy's Paintball operations through its Brass Eagle division and served as President of the division since November 1996. Prior to that, he served as Vice President, Sales and Marketing of Daisy from June 1989 to April 1997. Before joining Daisy, Mr. Scott served as VP, Sales and Marketing at Skeeter Products and Crosman, both divisions of the Coleman Company that specialize in sporting goods.
J. R. Brian Hanna	50	Mr. Hanna has been **Vice President - Finance, Chief Financial Officer and Treasurer** of Brass Eagle since December 1997. Prior to that, he was employed at GSW for 14 years where he served as Vice President, Finance from 1991 to November 1997; Director of Marketing from 1988 to 1991; Treasurer from 1986 to 1988; and Manager of Internal Audit from 1983 to 1986. Prior to that Mr. Hanna was an auditor with Touche Ross & Company
Mark A. Skrocki	43	Mr. Skrocki joined Brass Eagle in August 1999 as **Sr. Vice President - Sales**. Mr. Skrocki brings extensive experience in sales and marketing management in the sporting goods industry. He came to Brass Eagle from Silstar Corp. of America, Inc., a manufacturer and distributor of fishing rods and reels, where he was Director of Sales and Marketing and later Vice President of Sales and Marketing from 1989 to July 1999. Prior to that, Mr. Skrocki was with Tasco Sales, Inc., an optics company that serves the sporting goods industry, from 1987 to 1989. Prior to Tasco, he served in several management functions at Shakespeare Company, a fishing industry manufacturer, from 1983 to 1987.
Charles Prudhomme	51	Mr. Prudhomme has been **Vice President of Marketing** of Brass Eagle since its inception in September 1997. Prior to that, he served as Vice President of Business Development and Director of Marketing of Daisy from April 1996 and as a consultant at Daisy from August 1994 until March 1996. Before joining Daisy, Mr. Prudhomme served as a principal in the Coronado Group, a management consulting firm from March 1993 to March 1996; and Vice President of Joey Reiman Advertising Agency, an advertising firm, from December 1991 to February 1993. Prior to this, Mr. Prudhomme had consumer marketing positions at Cadbury-Schweppes, RJR Nabisco and Coca-Cola USA.

EXECUTIVE OFFICERS OF THE COMPANY (Continued)

Steven R. DeMent	45	Mr. DeMent has been **Vice President of Operations** of Brass Eagle since its inception in September 1997. Prior to that, he served as Director of Operations of Daisy from September 1995 to August 1997. Before joining Daisy, he served as President of New Way Tours, a charter bus and transportation service, from May 1994 to September 1995; Vice President of Operations for Competec International Ltd., a maker of custom plastics from April 1993 to May 1994; and as Plant Manager for Key Tronic Corporation, a maker of computer key boards, from 1988 to 1993.
Steven R. Cherry	46	Mr. Cherry has been **Vice President, Product Development** of Brass Eagle since its inception in September 1997. Prior to that, he served as Director of Product Development of Daisy from May 1995 to August 1997. Mr. Cherry served as a liaison between Daisy's paintball sales and manufacturing groups. He served with Daisy as Product Manager from October 1990 to May 1995; as Manufacturing Engineering Manager from June 1988 to October 1990; and Chief Industrial Engineer from June 1986 to June 1988.
John D. Flynn	53	Mr. Flynn has been **Vice President - General Counsel & Secretary** of Brass Eagle since June 1998. Prior to that, he served as Vice President, General Counsel & Secretary at Daisy Manufacturing from November 1996 to June 1998. Prior to Daisy, Mr. Flynn was a Senior Attorney with Cleveland – Cliffs Inc., an iron ore mining firm, from 1985 – 1996.

BRASS EAGLE INC.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Brass Eagle's Common Stock trades on The Nasdaq National Market under the symbol "XTRM". The following table sets forth the high and low recorded sale prices of the Common Stock during the periods indicated as reported by Nasdaq:

	2002		2001	
	High	Low	High	Low
First Qtr.	5.500	4.010	8.750	6.031
Second Qtr.	6.380	4.400	10.300	6.810
Third Qtr.	7.770	4.751	11.380	4.310
Fourth Qtr.	9.750	5.600	5.502	3.350

Shareholders

On February 14, 2003, there were 7,309,834 shares of Brass Eagle's Common Stock outstanding, which was held by approximately 1,100 record and street name holders.

Cash Dividends

Brass Eagle has not paid any dividends during the years ended December 31, 2002 and 2001, nor does it expect to pay a cash dividend in the foreseeable future. Brass Eagle's credit agreement with Bank of America prohibits the payment of cash dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes Brass Eagle's compensation plans under which Brass Eagle stock are authorized for issuance:

Plan Category	Number of Shares To Be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available For Future Issuance Under Plan
Equity Compensation Plan Approved by Shareholders: 1997 Brass Eagle Stock Option Plan	605,600	$7.62	0
Equity Compensation Plan / Issuance Not Approved By Shareholders *: Daisy Manufacturing Company Inc. - Individual Stock Option Issuances	234,476	$0.56	0

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS (Continued)

* These individual stock option issuances were approved by the Daisy Manufacturing Company Inc. Board of Directors and Compensation Committee prior to the reorganization and initial public offering. At that time, the Daisy Board of Directors owned more than 90% of the outstanding common stock of the Company. Effective with the reorganization these options granted became options to purchase Brass Eagle stock.

ITEM 6: SELECTED FINANCIAL DATA

The following table presents selected historical financial data of Brass Eagle. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included in this report. The inter-period comparability of the data presented is materially affected by the acquisitions that Brass Eagle has completed since 1998.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands except per share data)				
Statement of Operations Data:					
Net Sales	$104,923	$ 91,885	$ 86,760	$ 68,230	$ 75,149
Operating Income	16,143	8,412	14,979	12,680	13,090
Net Income	9,671	3,926	8,668	8,185	8,195
Diluted Earnings Per Share	1.30	0.52	1.15	1.07	1.07
Balance Sheet Data (at period end):					
Total Assets	$ 98,919	$ 92,295	$ 95,816	$ 48,445	$ 41,430
Long Term Debt, Less Current Maturities	8,400	14,607	19,615	0	0

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the historical financial statements and the notes thereto, which are included elsewhere in this report.

General

Based on market data, compiled in part by Brass Eagle, and management's knowledge of the industry, Brass Eagle believes that it is a worldwide leader in the design, manufacture, marketing and distribution of paintball products. Brass Eagle's sales have grown from $75.1 million in 1998, to $104.9 million in 2002. Brass Eagle believes that its growth has been due to demand from consumers through mass merchandisers and major sporting goods retailers for Brass Eagle's products. Brass Eagle believes that opportunities for growth continue to exist worldwide and will seek to increase market awareness both nationally and internationally. Although growth opportunities remain, there can be no assurance that growth will occur.

Brass Eagle's gross profit has increased from $25.9 million in 1998 to $41.0 million in 2002. Brass Eagle's gross profit percentages have increased because of increased volume, reduced raw material cost due to volume discounts, the commencement of paintball manufacturing and the higher margin product mix due to the purchase of the assets of JT USA, L. P.

BRASS EAGLE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Results of Operations
The following table sets forth operations data as a percentage of net sales for the periods indicated.

	2002	2001	2000
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	60.9%	64.0%	61.4%
Gross Profit	39.1%	36.0%	38.6%
Operating Expenses	23.7%	26.8%	21.3%
Operating Income	15.4%	9.2%	17.3%
Net Income	9.2%	4.3%	10.0%

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001.

Net Sales. Net sales increased by 14.1% to $104.9 million in 2002 from $91.9 million in 2001. The increase in net sales was primarily due to increased sales of new markers and increased sales of paintballs to major retailers and sporting good chains, reflecting continued growth of the paintball sport.

Domestic sales increased by 14.3% to $98.5 million (or 93.9% of sales) in 2002 from $86.2 million (or 93.8% of sales) in 2001. International sales increased by 12.3% to $6.4 million (or 6.1% of sales) in 2001 from $5.7 million (or 6.2% of sales) in 2001. The increase in international sales was primarily due to increased sales to distributors in Europe.

Gross Profit. Gross profit as a percentage of net sales increased to 39.1% in 2002 compared to 36.0% in 2001. The increase was primarily due to decreased consumer returns and warranty claims due to improved product quality and increased margins due to a shift in product mix to increased volumes of higher margin products.

Operating Expenses. Operating expenses increased by 1.2% to $24.9 million in 2002 compared to $24.6 million in 2001, primarily due to increased shipping expenses, product insurance, co-op advertising and commissions associated with increased sales. Operating expenses also increased due to increased incentive compensation, professional services and product development costs partially offset by a decrease in goodwill amortization due to the adoption of new accounting standards and a decrease in bad debt expense. In 2001, Brass Eagle increased the allowance for bad debt expenses associated with K-Mart's Chapter 11 petition. As a percentage of net sales, operating expenses for 2002 decreased from 26.8% to 23.7%. The $2.0 million of goodwill amortization charged in fiscal year 2001 represented 2.2% of net sales.

Operating Income. Operating income increased by 91.7% to $16.1 million in 2002 from $8.4 million in 2001. The increase was primarily due to increased unit sales volume, higher margins and a reduction in operating expenses as a percentage of sales.

Interest. Brass Eagle recorded net interest expenses of $1.5 million for 2002 compared to $1.9 million in 2001. The decrease in net interest expense was due to a reduction in the amount borrowed, as well as lower interest rates.

Income Tax Rate. Brass Eagle's effective federal and state income tax rate was 34.2% for 2002 and 39.5% for 2001. The decrease in the income tax rate is due to the reversal of certain state tax liability accruals no longer deemed necessary.

Recent Results. Net sales in the fourth quarter of 2002 increased by 5.8% to $36.2 million, as compared to $34.2 million in the fourth quarter of 2001. This increase in sales was primarily due to increased sales to major retailers and sporting good chains of new markers and increased sales of paintballs.

BRASS EAGLE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Gross profit as a percentage of net sales increased to 40.4% in the fourth quarter of 2002 versus 33.0% in the fourth quarter of 2001. This gross profit increase was due primarily to decreased consumer returns and product mix changes.

Operating expenses decreased 3.9% to $7.3 million in the fourth quarter of 2002 from $7.6 million in the fourth quarter of 2001. This decrease was due to decreased bad debt expense and amortization of goodwill offset by an increase in incentive compensation, shipping costs, and professional services. Effective January 1, 2002 Brass Eagle adopted SFAS 142 and ceased to record amortization expense associated with goodwill. For the three months ended December 31, 2001 goodwill amortization expense of $0.5 million was recorded.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

Net Sales. Net sales increased by 5.9% to $91.9 million in 2001 from $86.8 million in 2000. The increase in net sales was primarily due to increased sales of masks and sales of new product lines.

Domestic sales increased by 5.0% to $86.2 million (or 93.8% of sales) in 2001 from $82.1 million (or 94.6% of sales) in 2000. International sales increased by 21.3% to $5.7 million (or 6.2% of sales) in 2000 from $4.7 million (or 5.4% of sales) in 2000. The increase in international sales was primarily due to sales of JT branded products.

Gross Profit. Gross profit as a percentage of net sales decreased to 36.0% in 2001 compared to 38.6% in 2000. During the year, Brass Eagle closed it's marker assembly operation in Granby, Missouri and outsourced marker assembly to Mexico, China and Taiwan as a means of obtaining cost reduction. Costs associated with this transfer of assembly operation, as well as a reduction in the percentage of sales represented by markers and an increase in the warranty accrual, resulted in the lower gross margin.

Operating Expenses. Operating expenses increased by 33.0% to $24.6 million in 2001 compared to $18.5 million in 2000. Operating expenses increased primarily due to increased labor and related costs associated with new growth. Operating expenses also increased due to allowance for bad debt expense associated with K-Mart's Chapter 11 petition, increased amortization expense associated with the JT USA acquisition and increased freight costs. The increases were partially offset by a reduction in incentive compensation. In addition, non-recurring charges for strategic initiative expenses were incurred in 2000 but not 2001.

Operating Income. Operating income decreased by 44.0% to $8.4 million in 2001 from $15.0 million in 2000. The decrease was primarily due to lower gross profit margins and increased operating expenses.

Interest. Brass Eagle recorded net interest expenses of $1.9 million for 2001 compared to $1.0 million in 2000. The increase in net interest expense was due to the establishment of a term loan on June 30, 2000 of $28.0 million in connection with the JT USA acquisition.

Income Tax Rate. Brass Eagle's effective federal and state income tax rate was 39.5% for 2001 and 38.2% for 2000. The increase in the income tax rate is due to higher effective state taxes primarily due to a reduction in tax credits from the State of Missouri and the JT USA operations being located in California, a higher state tax jurisdiction.

Liquidity and Capital Resources.

At December 31, 2002 Brass Eagle had working capital of $27.5 million and at December 31, 2001 had working capital of $21.9 million. Brass Eagle had in place a $40.0 million Senior Credit Facility with Bank of America as of December 31, 2000. On September 10, 2002, this Credit Facility was modified to adjust the availability under the revolving line of credit to $12.5 million with a seasonal increase to $17.5 million from October 15 to January 15 and adjust certain restrictive covenants. On December 31, 2001, this Credit Facility was modified to adjust certain restrictive covenants. Brass Eagle is currently in compliance with all restrictive covenants of the Credit Facility.

Brass Eagle believes that funds generated from operations, together with borrowings under the Credit Facility, will be adequate to meet its anticipated cash requirements for at least the next 18 months. Brass Eagle's operating cash flows are subject to risk of a decrease if demand for the company's products decline. Brass Eagle may, when and if the opportunity arises, acquire other businesses involved in activities or having product lines that are compatible with those of Brass Eagle or pursue vertical integration of production capabilities for one or more of Brass Eagle's products which are currently purchased from third parties. The capital expenditures that would be associated with any such activities that may occur in the future would be funded with available cash and cash equivalents, borrowings from the Credit Facility, working capital, or a combination of such sources.

In March of 2001, Brass Eagle acquired selected machinery and equipment from Nittan USA, Inc., a manufacturer of CO_2 jets, for $2.3 million. Brass Eagle agreed to lease facilities in Batesville, Mississippi to house the equipment and produce CO_2 jets that are sold to Brass Eagle customers.

In June of 2000, Brass Eagle completed the acquisition of substantially all of the assets of JT USA, L. P. of Chula Vista, California for $32.0 million in cash. In addition, Brass Eagle spent approximately $374,000 in closing costs for the purchase. The assets involved included all patent and trademark rights, molds, tools and dies used to produce product, all product lines, a lease of real property in Chula Vista, California, substantially all existing contracts, licenses and permits, all inventory, all accounts receivable and goodwill. The assets are owned by Brass Eagle's subsidiary, JT USA Inc.

Net cash provided by operating activities for 2002 was $8.7 million, which consisted primarily of net income of $9.7 million, depreciation and amortization expense of $2.8 million, an increase in accounts payable and accrued expenses and prepaid expense of $1.9 million, a net increase in accounts receivable of $1.2 million, an increase in inventory of $6.0 million, a decrease in deferred taxes of $1.1 million and an increase in provision for doubtful accounts of $0.3 million.

Net cash provided by operating activities for 2001 was $4.9 million, which consisted primarily of net income of $3.9 million, depreciation and amortization expense of $4.6 million, a decrease in "Due From Affiliate" of $326,000, a decrease in accounts payable and accrued expenses and prepaid expense of $4.3 million, a net decrease in accounts receivable of $1.7 million, a decrease in inventory of $883,000, an increase in deferred taxes of $437,000 and an increase in provision for doubtful accounts of $1.2 million.

Net cash used in investing activities in 2002 was $2.1 million. This was due to purchases of property and equipment.

Net cash used in investing activities in 2001 was $4.2 million. This was due to the acquisition of the Nittan assets of $2.3 million and the purchase of property and equipment of $1.9 million. During 2001, Brass Eagle spent approximately $1.1 million for additional manufacturing equipment.

During 2000, Brass Eagle spent $4.7 million to complete the construction of Challenge Park Xtreme.

Net cash used in financing activities was $6.2 million for 2002 and was due to reduction of long-term debt of $6.4 million, borrowings from the line of credit of $0.4 million and purchase of treasury stock of $149,000. Net cash used in financing activities was $4.2 million for 2001 and was due to the proceeds from borrowings from Brass Eagle's Credit Facility of $2.0 million, reduction of long-term debt of $6.2 million, net borrowings from the line of credit of $40,000 and issuance of stock of $16,000.

BRASS EAGLE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Brass Eagle has the following contractual obligations as of December 31, 2002 that can impact it's liquidity:

Contractual Obligations (In thousands)	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$ 14, 607	$ 6,207	$ 8,400	$ 0	$ 0
Line of Credit *	$ 4,300	$ 4,300	$ 0	$ 0	$ 0
Operating Leases	$ 3,512	$ 1,106	$ 1,545	$ 861	$ 0
Total Contractual Cash Obligations	$ 22,419	$ 11,613	$ 9,945	$ 861	$ 0

Other Commercial Commitments (In thousands)	Total Amounts Committed	Amount of Commitment Expiration Per Period			
		Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Line of Credit *	$ 12,500	$ 0	$ 12,500	$ 0	$ 0
Standby Letters of Credit	$ 0	$ 0	$ 0	$ 0	$ 0
Total Commercial Commitments	$ 12,500	$ 0	$ 12,500	$ 0	$ 0

* Brass Eagle has a seasonal increase in the line of credit to $17.5 million from October 15 to January 15.

Transactions with Related Parties

Brass Eagle purchases certain raw materials and finished goods from Titan Plastics Group, which is related through common ownership. Purchases from this company were approximately $7.6 million, $13.5 million and $5.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. This supplier bids for business on the same basis as third parties and Brass Eagle makes the final selection according to best price and service. Brass Eagle can terminate its relationship with Titan with 180 days notice without cause and 30 days notice with cause.

New Accounting Pronouncements

SFAS No. 141 "Business Combinations," No. 142 "Goodwill and Other Intangible Assets" and No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets"

On June 29, 2001, the FASB issued SFAS No.141 ("FAS 141"), "Business Combinations" and SFAS No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets"

Under FAS 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement will apply to all business combinations initiated after June 30, 2001.

FAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The statement supersedes Accounting Principles Board ("APB"), Opinion No. 17, "Intangible Assets," and carries forward provisions in APB Opinion No. 17 related to internally developed intangible assets. Adoption of FAS 142 results in the cessation of goodwill amortization. All of the provisions of the statement are applied in fiscal years commencing January 1, 2002, to all goodwill recognized in Brass Eagle's statement of financial position, regardless of when those assets were initially recognized.

As of December 31, 2002, Brass Eagle had goodwill (net of amortization) of $32.3 million. Brass Eagle adopted FAS 142 on January 1, 2002 at which time Brass Eagle ceased recording goodwill amortization. Goodwill amortization expense for the year-ended December 31, 2001 and 2000 was $2.0 million and $1.3 million, respectively.

FAS No.144, "Accounting for the Impairment of Disposal of Long-Lived Assets" establishes a single accounting model, based on the framework established in FAS No. 121 and APB Opinion No. 30, for long-lived assets to be disposed of by sale. It eliminates the practice of valuing discontinued operations at net realizable value, and does not allow recognition of future operating losses before they occur. The basic presentation of discontinued operations in the income statement under APB 30 is retained, but expanded to include presentation of a *component of an entity* (which describes operations and cash flows that can clearly be distinguished, both operationally and for financial reporting purposes, from the rest of the entity) rather than a *segment of a business.*

Under this pronouncement, long-lived assets that are to be disposed of other than by sales (abandonment, exchange, distribution in spin-off, etc.) should have their depreciable lives revised in accordance with APB Opinion No. 20, "Accounting Changes". An impairment loss should be recognized at the date a long-lived asset is exchanged for a similar productive asset or if the carrying amount of the asset exceeds its fair value. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

The adoption of this pronouncement did not have a material effect on Brass Eagle's financial statements.

FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation"

On March 31, 2000, the Financial Accounting Standards Board (FASB) issued interpretive guidance on several implementation issues related to APB Opinion No. 25 on accounting for stock issued to employees. For purposes of applying Opinion No. 25, an individual would be considered an employee if the company granting the options has sufficient control over the individual as to establish an employer - employee relationship. The relationship is based on case law and IRS regulations. The FASB granted an exception to this definition for elected outside members of the board of directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Under APB Opinion No. 25, fixed option plans for employees - that is, those plans whose terms, including price and number of shares granted, remain the same throughout the duration of the plan - have no compensation expense associated with the options when the exercise price is equal to the fair value of the stock at the grant date. That is an exception to the general requirement that all awards to employees in which the number of shares or the exercise price may change do have an element of compensation expense under Opinion No. 25. When a company directly or indirectly reprices options, it has changed the terms of the plan, which would make it a variable plan under Opinion No. 25. The interpretation is generally effective beginning July 1, 2000. The interpretation applies prospectively on July 1, 1999 to new awards granted after December 15, 1998 for purposes of applying the definition of employee.

SFAS No. 148, "Accounting For Stock Based Compensation – Transition and Disclosure"

This statement, issued by the FASB in December 2002, amends FASB Statement 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of Statement 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results (See Note 1 and Note 15). SFAS 148 is effective for fiscal years ending after December 15, 2002.

Statement 123 required prospective application of the fair value recognition provisions to new awards granted after the beginning of the period of adoption. Statement 148 allows this prospective treatment for changes to fair value recognition in fiscal years beginning before December 16, 2003, and permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation: the modified prospective method (recognize stock based employee compensation cost from the beginning of the fiscal year in which FAS 123 is first applied as if the fair value method had been used for all awards, modifications or settlements for fiscal years beginning after December 15, 1994) and the retroactive restatement method (restate all periods presented to reflect retroactive adoption of the provisions of FAS 123 for all awards granted, modified or settled for fiscal years beginning after December 15, 1994). The prospective method prescribed in FAS 123 will not be allowed for fiscal years beginning after December 16, 2003.

Brass Eagle has opted to continue accounting for its stock options under the intrinsic value method prescribed in APB Opinion No. 25 for the year ended December 31, 2002, with a tabular disclosure of proforma information as if the fair value method had been adopted, displayed in Note 1.

Emerging Issues Task Force (EITF) No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor Products)".

In 2001, the Emerging Issues Task Force adopted issue No. 01-9. The purpose of this statement is to provide guidance regarding the income statement classification; recognition and measurement of certain sales incentives or consideration given by a vendor to a customer either on a limited or continuous basis to a customer taking the form of discounts, coupons, rebates, cooperative advertising, and free product.

Depending on the nature of the sales incentive or other consideration, these costs should be reflected as an adjustment of the selling price or as a cost incurred and classified as a cost of expense when recognized. Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the product unless the vendor receives an identifiable benefit in exchange for goods and the vendor can reasonably estimate the fair value of the benefit received. If these two conditions are met, it is acceptable to recognize these costs as an expense. This issue applies to Brass Eagle in the current fiscal year. The effect of the adoption of this issue did not have a material impact on the Brass Eagle financial statements.

BRASS EAGLE INC.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Brass Eagle is exposed to market risk from changes in interest rates. Brass Eagle holds a derivative instrument in the form of an interest rate swap, which is viewed as a risk management tool and is not used for trading or speculative purposes. The intent of the interest rate swap is to effectively fix the interest rate on part of the borrowings under Brass Eagle's term debt. Quantitative disclosures relating to financial instruments and debt are included in the tables below.

The following table provides information on Brass Eagle's fixed maturity investments as of December 31, 2002 that are sensitive to changes in interest rates. The table also presents the debt upon which an interest rate swap agreement was entered. Since the interest rate swap effectively fixes the interest rate on the notional amount of debt, changes in interest rates have no current effect on the interest expense recorded by Brass Eagle on the portion of the debt covered by the interest rate swap.

Liability		Amount	Maturity Date
Variable rate debt	$	14.6 million	June 30, 2005
Interest rate swap notional amount (Amount included in $14.6 million)	$	14.0 million	August 29, 2003

ITEM 8: FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Brass Eagle Inc.
Bentonville, Arkansas

We have audited the accompanying consolidated balance sheets of Brass Eagle Inc. (Brass Eagle) as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brass Eagle Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 5, during 2002 Brass Eagle adopted new accounting guidance for goodwill.



Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 31, 2003

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED BALANCE SHEETS
(In thousands except share data)
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 365	$ 9
Accounts receivable – less allowance for doubtful accounts of $2,175 in 2002 and $2,000 in 2001	27,215	26,371
Inventories	19,095	13,120
Prepaid expenses and other current assets	834	1,191
Deferred income taxes	2,598	2,544
Total current assets	50,107	43,235
Property, plant and equipment, net	15,949	16,506
Other assets:		
Other assets	579	270
Goodwill	32,284	32,284
	$ 98,919	$ 92,295
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Revolving credit facility	$ 4,300	$ 3,900
Accounts payable	4,755	4,438
Accrued expenses	7,336	6,549
Current maturities of long-term debt	6,207	6,407
Total current liabilities	22,598	21,294
Long-term debt, less current maturities	8,400	14,607
Deferred income taxes	2,638	1,350
Other liabilities	936	889
Stockholders' equity:		
Common stock, $.01 par value; 10,000,000 shares authorized, 7,461,511 issued and 7,303,261 outstanding in 2002, 7,266,618 issued and 7,146,918 outstanding in 2001	75	73
Additional paid-in capital	26,405	25,851
Accumulated other comprehensive loss	(321)	(540)
Retained earnings	38,985	29,314
Treasury stock, 158,250 shares at cost 2002, 119,700 shares at cost 2001	(797)	(543)
	64,347	54,155
	$ 98,919	$ 92,295

See accompanying notes to consolidated financial statements

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share data)
Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Net sales	$ 104,923	$ 91,885	$ 86,760
Cost of sales	63,918	58,845	53,305
Gross profit	41,005	33,040	33,455
Operating expenses:			
Strategic initiative expense	0	0	651
Selling & marketing	16,346	15,347	11,473
General & administrative	8,439	7,198	5,062
Amortization expense	77	2,083	1,290
	24,862	24,628	18,476
Operating income	16,143	8,412	14,979
Minority interest	0	0	50
Interest income	47	89	347
Interest expense	(1,503)	(2,009)	(1,354)
	(1,456)	(1,920)	(957)
Income before income taxes	14,687	6,492	14,022
Provision for income taxes	5,016	2,566	5,354
Net income	$ 9,671	$ 3,926	$ 8,668
Basic earnings per share	$ 1.35	$ 0.55	$ 1.21
Diluted earnings per share	$ 1.30	$ 0.52	$ 1.15

See accompanying notes to consolidated financial statements

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands except per share data)
Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Net income	$ 9,671	$ 3,926	$ 8,668
Other comprehensive income (loss):			
(Loss)/Gain on derivative, net of tax	219	(540)	0
Comprehensive income	$ 9,890	$ 3,386	$ 8,668

See accompanying notes to consolidated financial statements.

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except share data)
December 31, 2002, 2001 and 2000

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount					
Balance, December 31, 1999	7,129,387	$ 72	$ 25,758	$ (543)	$ 16,720	0	$ 42,007
Issuance of common stock	9,203	1	44	0	0	0	45
Net income	0	0	0	0	8,668	0	8,668
Balance, December 31, 2000	7,138,590	$ 73	$ 25,802	$ (543)	$ 25,388	0	$ 50,720
Issuance of common stock	8,328	0	49	0	0	0	49
Comprehensive loss	0	0	0	0	0	(540)	(540)
Net income	0	0	0	0	3,926	0	3,926
Balance December 31, 2001	7,146,918	$ 73	$ 25,851	$ (543)	$ 29,314	$ (540)	$ 54,155
Stock Options Exercised	149,202	2	513	(254)	0	0	261
Issuance of common stock	7,141	0	41	0	0	0	41
Comprehensive gain	0	0	0	0	0	219	219
Net income	0	0	0	0	9,671	0	9,671
Balance December 31, 2002	7,303,261	$ 75	$ 26,405	$ (797)	$ 38,985	$ (321)	$ 64,347

See accompanying notes to consolidated financial statements

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 9,671	$ 3,926	$ 8,668
Adjustments to reconcile net income to net cash			
From operating activities			
Deferred income taxes	1,082	(234)	(479)
Deferred compensation	34	0	0
Depreciation and amortization	2,775	4,578	2,892
Provision for doubtful accounts	332	1,234	50
Minority interest	0	0	(50)
Stock compensation expense	41	33	26
(Gain)Loss on disposition of equipment	(3)	199	67
Changes in assets and liabilities net of effects of acquisitions			
Accounts receivable	(1,183)	(1,749)	(7,384)
Inventories	(5,975)	883	(2,418)
Prepaid expenses and other assets	357	(420)	1,259
Accounts payable and accrued expenses	1,535	(3,858)	7,575
Due from affiliate	0	326	94
Net cash from operating activities	8,666	4,918	10,300
Cash flows from investing activities			
Purchases of property and equipment	(2,138)	(1,946)	(6,388)
Proceeds from sale of equipment	7	54	8
Acquisition of Nittan assets	0	(2,322)	0
Acquisition of JT USA, L.P.	0	0	(32,374)
Net cash from investing activities	(2,131)	(4,214)	(38,754)
Cash flows from financing activities			
Bank loan fees	(23)	0	(350)
Payments on long-term debt	(6,407)	(6,208)	(2,803)
Proceeds on long-term debt	0	2,000	28,000
Purchase of treasury stock	(149)	0	0
Issuance of stock	0	16	19
Net proceeds from line of credit	400	40	3,860
Net cash from financing activities	(6,179)	(4,152)	28,726
Net change in cash	356	(3,448)	272
Cash at beginning of year	9	3,457	3,185
Cash at the end of year	$ 365	$ 9	$ 3,457

See accompanying notes to consolidated financial statements

BRASS EAGLE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)
December 31, 2002, 2001, and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by Brass Eagle Inc. (Brass Eagle) are as follows:

Description of Business: Brass Eagle is a leading manufacturer of paintball markers, paintballs, protective eyewear, hoppers and other paintball accessories. Brass Eagle sells its products through major domestic and international retailers and paintball specialty stores.

Principles of Consolidation: The consolidated financial statements include the accounts of Brass Eagle Inc., its wholly-owned subsidiaries and its investments in affiliates that are greater than fifty percent. All significant inter-company accounts and transactions have been eliminated.

Revenue Recognition and Warranty: Brass Eagle recognizes revenue upon shipment of product. Brass Eagle's products provide for warranties ranging from 3 months to 12 months. The accrued warranty obligation is provided at the time of product sale based on management estimates, which are developed from historical information and certain assumptions about future events, which are subject to change.

Cash and Cash Equivalents: Cash includes cash, time deposits, and highly liquid investments with original maturities of 3 months or less.

Accounts Receivable: Accounts receivable is comprised of amounts billed to customers net of an allowance for uncollectible amounts. The allowance for doubtful accounts is estimated by management and is based on specific information about customer accounts, past loss experience and general economic conditions. An account is charged off by management when deemed uncollectible, although collection efforts may continue.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property and Equipment: Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements, which significantly extend the lives of assets, are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Assets are depreciated over the estimated useful life of the assets, ranging from three to thirty-nine years, using the straight-line method. Amortization of leasehold improvements is based on the shorter of the lease term or the useful life, using the straight-line method.

Pre-opening costs: Pre-opening costs are expensed as incurred. Pre-opening costs associated with the opening of Challenge Park Extreme in 2000 are included in selling and marketing and general and administrative expenses for the year ended December 31, 2000. These costs were approximately $349.

Stock Based Compensation Employee compensation expense under stock options is reported using the intrinsic method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect or net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation:

BRASS EAGLE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)
December 31, 2002, 2001, and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2002	2001	2000
Net income as reported	$ 9,671	$ 3,926	$ 8,668
Proforma stock-based compensation expense, net of related tax effects	$ (296)	$ (411)	$ (406)
Pro forma net income	$ 9,375	$ 3,515	$ 8,262
Basic earnings per share as reported	$ 1.35	$ 0.55	$ 1.21
Pro forma basic earnings per share	1.30	0.49	1.16
Diluted earnings per share as reported	1.30	0.52	1.15
Pro forma diluted earnings per share	1.27	0.47	1.10

The fair value of options was estimated at the date of grant or re-pricing using the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	2.9%	4.0%	5.2%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	65.0%	70.0%	60.0%
Weighted average expected life	4 years	4 years	4 years

The weighted average fair value of options granted in the years ended December 31, 2002 through 2000 were $4.33, $2.42 and $2.31, respectively.

The proforma effects of applying SFAS 123 are not indicative of future amounts. Additional awards in future years are anticipated.

Goodwill: Goodwill, including the Brass Eagle name and goodwill associated with the JT USA, L. P. and CM Support acquisitions are stated at amortized cost. These assets were being amortized over the useful life of the assets, primarily 15 to 20 years on a straight-line basis. Accumulated amortization was $4,490 and $4,490 as of December 31, 2002 and 2001, respectively. Adoption of SFAS 142 resulted in the cessation of goodwill amortization in 2002.

Financial Instruments: Brass Eagle adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended on June 29, 2000, on January 1, 2001. Brass Eagle entered into an interest rate swap to convert a portion of the floating rate debt to a fixed rate. Brass Eagle formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative used in the hedging transaction is highly effective in offsetting changes in the cash flows of the hedged item. Adoption of SFAS No. 133 on January 1, 2001 resulted in recording the fair value of the interest rate swap of $518 ($321 net of the tax effect) and $889 ($540 net of the tax effect) as a liability in the balance sheet on December 31, 2002, 2001 and respectively. The offsetting adjustment is

(In thousands except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reported in the statement of other comprehensive income.

The remaining portion of the long-term debt outstanding is floating rate debt, the carrying value of which approximates fair value.

Advertising Costs: Advertising costs are expensed as incurred. Advertising costs included in selling and marketing expenses were $645, $754 and $539 for the years ended December 31, 2002, 2001 and 2000, respectively.

Shipping Revenues and Costs: Brass Eagle adopted Emerging Issues Task Force ("EITF") No. 00-10 Accounting for Shipping and Handling Fees and Costs. This guidance requires that all amounts billed to a customer in a sales transaction related to shipping and handling, which represents revenue earned for the goods provided, be classified as revenue. This guidance also permits costs incurred related to shipping and handling to be classified as selling expenses if the amounts are disclosed. Brass Eagle has elected not to reclassify the amounts of shipping and handling costs it incurs to cost of sales, but has outlined the impact of such amounts in the below table as allowed under EITF No. 00-10:

	2002	2001	2000
Shipping and handling costs included in selling expenses	1,517	1,656	943

Income Taxes: The provision for income taxes includes federal and state taxes currently payable and deferred taxes arising from temporary differences between the financial statement and tax basis of assets and liabilities using current tax rates.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allowance for doubtful accounts, warranty reserve and reserve for slow moving inventory.

NOTE 2 - INVENTORIES

Inventories consist of the following components:

	2002	2001
Finished goods	$ 15,989	$ 11,327
Raw materials	3,106	1,793
Total inventory	$ 19,095	$ 13,120

BRASS EAGLE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands except share and per share data)
December 31, 2002, 2001, and 2000

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following major classifications:

	2002	2001
Land	$ 742	$ 742
Buildings	2,246	2,246
Autos	96	89
Tools and dies	5,765	4,584
Manufacturing equipment	7,275	7,128
Park amusement and infrastructure	3,546	3,186
Leasehold improvements	1,597	1,597
Office equipment	3,225	2,324
	24,492	21,896
Accumulated depreciation and amortization	(8,580)	(5,885)
	15,912	16,011
Construction in progress	37	495
	$ 15,949	$ 16,506

Depreciation and amortization expense was $2,698, $2,495 and $1,602 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 4 - CREDIT FACILITY & LONG-TERM DEBT BORROWINGS

The Senior Credit Facility, dated June 30, 2000 and modified on February 1, 2001, December 31, 2001 and September 10, 2002, is comprised of a $12.5 million revolving credit facility with a seasonal increase to $17.5 million ($4.3 million outstanding at December 31, 2002), a $2.0 million term loan and a $28.0 million term loan used for the acquisition of substantially all the assets of JT USA, L.P.. The funds available under the revolving credit facility are limited to eligible accounts receivable and inventory, as defined, up to a maximum of $12.5 million (seasonal increase to $17.5 million from October 15 to January 15). The credit facility is secured by all tangible and intangible assets of Brass Eagle, exclusive of its investment in Challenge Park Xtreme, LLC. Up to 70% of the eligible accounts receivable balance can serve as collateral for the line of credit borrowings outstanding. At December 31, 2002 approximately 16% of the accounts receivable balance served as collateral for the line of credit borrowings outstanding.

The $28.0 million term loan requires quarterly principal payments of $1.4 million and matures in June 2005 ($14.0 million outstanding as of December 31, 2002). The $2.0 million term loan requires quarterly principal payments of $0.2 million and matures in September, 2003 ($0.6 million outstanding as of December 31, 2002).

Borrowings bear interest as designated by Brass Eagle at either the bank's prime rate (plus 1.50% based on Brass Eagles' leverage ratio) or LIBOR (plus 1.25% to 2.50% based on Brass Eagle's leverage ratio).

(In thousands except share and per share data)

NOTE 4 - CREDIT FACILITY & LONG-TERM DEBT BORROWINGS (Continued)

Long-term debt maturities of the term debt are as follows:

2003	6,207
2004	5,600
2005	2,800
	14,607
Less Current Maturities	6,207
	$8,400

The agreement, including the amendments executed on February 1, 2001, December 31, 2001 and September 10, 2002, includes certain quarterly restrictive covenants, including maintaining a minimum net worth of $40.0 million plus 75% of net income from the time of borrowing, a leverage ratio of 2.0 to 1.0, a 1.0 to 1.0 fully-loaded fixed charge coverage ratio from December 31, 2001 until September 30, 2002 and 1.1 to 1.0 fully-loaded fixed charge coverage ratio from December 31, 2002 and thereafter, and minimum EBITDA of $14.25 million for the twelve months ended September 30, 2002. There is no minimum EBITDA requirement as of December 31, 2002. If Brass Eagle's fully-loaded fixed charge coverage ratio falls below 1.0 to 1.0, Brass Eagle will pay a 25 basis point premium above the stated pricing spreads until such time that it reports a fully-loaded fixed charge coverage ratio in excess of 1.0 to 1.0. The agreement also limited 2001 capital expenditures to $4.5 million, excluding the purchase of the Nittan assets, and limited capital expenditures to $4.5 million in 2002. Brass Eagle was in compliance with these covenants at December 31, 2002.

Financing costs incurred are capitalized and amortized over the remaining life of the respective loan. These costs are classified as other long-term assets on the accompanying balance sheet. Cash paid during the years ended December 31, 2002, 2001 and 2000 for interest was $1,513, $2,050 and $1,279, respectively.

NOTE 5- GOODWILL

Brass Eagle adopted FAS 142, "Goodwill and Other Intangible Assets", on January 1, 2002. This statement resulted in the cessation of goodwill amortization. Goodwill will be subject to at least an annual assessment of impairment.

As of December 31, 2002, Brass Eagle has goodwill (net of amortization) of $32.3 million. For the years ended December 31, 2002, 2001 and 2000, Brass Eagle recorded $77, $69 and $35 respectively in amortization expense associated with deferred financing costs.

For the years ended December 31, 2001 and December 31, 2000, Brass Eagle recognized $2.0 million and $1.3 million, respectively, in amortization expenses relating to goodwill amortization.

NOTE 5- GOODWILL (Continued)

The following adjusts reported net income and earnings per share to exclude goodwill amortization (in thousands except per share data):

	2002	2001	2000
Reported net income	$ 9,671	$ 3,926	$ 8,668
Add back goodwill amortization	0	2,014	1,255
Adjusted net income	$ 9,671	$ 5,940	$ 9,923
Basic earnings per share:			
Reported net income	$ 1.35	$ 0.55	$ 1.21
Add back goodwill amortization	0	0.28	0.18
Adjusted net income	$ 1.35	$ 0.83	$ 1.39
Diluted earnings per share:			
Reported net income	$ 1.30	$ 0.52	$ 1.15
Add back goodwill amortization	0	0.27	0.17
Adjusted net income	$ 1.30	$ 0.79	$ 1.32

NOTE 6 – DEFERRED COMPENSATION

In November, 2001, Brass Eagle established a non-qualified Deferred Compensation Plan which is exempt from certain restrictions imposed by the Internal Revenue Code on 401(k) plans. Participation in the Deferred Compensation Plan is limited to select management of the company. Participants may contribute up to 100 percent of their gross pay, including bonuses. Brass Eagle will match half of each participant's contribution up to 10 percent of earnings. Assets are held in individual accounts for each participant and earn a rate of return based on participant selected investment options. The amounts deposited in the plan by the participants are unsecured liabilities of Brass Eagle.

Brass Eagle purchased company-owned life insurance policies insuring the lives of the group of participants to finance the plan.

The cash surrender value of life insurance at December 31, 2002 was $363. Brass Eagle's contribution for the year ended December 31, 2002 was $83. The liability for deferred compensation at December 31, 2002 was $418.

NOTE 7 - INTEREST RATE SWAP

Brass Eagle entered into an interest rate swap agreement to hedge future cash flows for interest payments on $14.0 million of term debt on August 31, 2000. Under the terms of the swap agreement, Brass Eagle will pay a fixed rate on $14.0 million of borrowings under the term note agreement. The swap agreement runs for three years through August 29, 2003. The fair value of the hedge at December 31, 2002 and December 31, 2001 is ($518) and ($889)

(In thousands except share and per share data)

NOTE 7 - INTEREST RATE SWAP (Continued)

respectively. The fair value of Brass Eagle's term debt is approximately $15.1 and $21.9 million as of December 31, 2002 and December 31, 2001, respectively.

NOTE 8 – LEASES

Brass Eagle leases its manufacturing and warehousing facilities and certain operating equipment under operating leases, which expire from June, 2003 to January, 2008. Rent expense approximated $1,037, $929 and $568, for the years ended December 31, 2002, 2001 and 2000, respectively. Total minimum rentals under noncancelable operating leases over future years as of December 31, 2002 are as follows:

2003	$1,106
2004	965
2005	580
2006	435
2007	419
Thereafter	7
	$ 3,512

NOTE 9 - INCOME TAXES

The income tax provision is comprised of the following:

	December 31,		
	2002	2001	2000
Current expense	$ 3,862	$ 2,800	$ 5,833
Deferred income tax expense (benefit)	1,154	(234)	(479)
	$ 5,016	$ 2,566	$ 5,354

Income tax expense is reconciled to the tax expense that would result from applying regular statutory rates to pretax income as follows:

	December 31,		
	2002	2001	2000
Income taxes at the statutory rate at 34%	$ 4,993	$ 2,207	$ 4,770
State taxes, net of federal benefit and state tax credits and other	423	359	584
Adjustments to reduce certain state tax liabilities	(400)	0	0
	$ 5,016	$ 2,566	$ 5,354

BRASS EAGLE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands except share and per share data)
December 31, 2002, 2001, and 2000

NOTE 9 - INCOME TAXES – (Continued)

The adjustment to reduce certain state tax liability accruals was recorded to reverse accruals no longer deemed necessary due to the resolution of tax examinations.

Deferred tax assets are comprised of the following:

	2002	2001
Deferred tax assets resulting from		
Accounts receivable allowance	$ 645	$ 583
Accrued warranty	921	1,151
Inventory valuation	535	405
Stock options	114	114
Accrued discounts and promotions	268	252
Deferred compensation plan	180	22
Other accruals	521	253
	3,184	2,780
Deferred tax liabilities from depreciation and amortization	(3,144)	(1,586)
Net deferred tax asset	$ 40	$ 1,194

Cash paid during the years ended December 31, 2002, 2001 and 2000 for taxes was $3,475, $3,725 and $3,041, respectively.

NOTE 10 - EMPLOYEE BENEFIT PLANS

Brass Eagle sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Employees may elect to contribute to the plan a portion of their eligible pretax compensation up to certain limits as specified in the plan. Brass Eagle also makes annual contributions to the plan. Amounts contributed by Brass Eagle to the plan amounted to $135, $132 and $93 in 2002, 2001 and 2000, respectively.

All full-time employees of Brass Eagle were eligible to participate in the Employee Stock Purchase Plan. Under the terms of the plan, employees can elect to have up to 10% of their annual earnings withheld to purchase up to 250 shares of Brass Eagle common stock. The plan purchased 3,759 shares of Brass Eagle common stock for the plan year ended December 31, 2000. This plan terminated December 31, 2000.

Effective June 1, 2002, Brass Eagle adopted a new Brass Eagle Employee Stock Purchase Plan. Under the plan terms, all eligible full time employees can elect to defer a maximum of 10% of their annual earnings to purchase Brass Eagle common stock. At each offering purchase date, participants can purchase a maximum of 250 shares of Brass Eagle common stock. Shares will be purchased in three offerings: on December 31, 2002, December 31, 2003 and December 31, 2004. The plan terminates on December 31, 2004. The plan purchased 5,178 shares of Brass Eagle common stock, for the plan year ended December 31, 2002.

NOTE 11 – ACQUISITIONS

On March 5, 2001, Brass Eagle acquired selected machinery and equipment from Nittan USA, Inc., a manufacturer of CO_2 jets, for $2.3 million in cash. Brass Eagle has agreed to lease facilities in Batesville, Mississippi to house the

NOTE 11 – ACQUISITIONS (Continued)

equipment and produce CO_2 jets, which are sold to Brass Eagle customers.

On June 30, 2000, Brass Eagle completed the acquisition of substantially all of the assets of JT USA, L. P. of Chula Vista, California, for $32.0 million in cash. In addition, Brass Eagle spent approximately $374 for closing costs for the purchase. The assets involved included all patent and trademark rights, molds, tools and dies used to produce product, all existing product lines, a lease of real property in Chula Vista, California, substantially all existing contracts, licenses and permits, all inventory, all accounts receivable and goodwill. The assets are owned by Brass Eagle's subsidiary, JT USA Inc.

The purchase price of $32.4 million was allocated as follows:

(in thousands)

Current assets	$ 4,448
Property and equipment	798
Liabilities	(1,803)
Net assets acquired	3,443
Excess of cost over fair value	28,931
Purchase price	$ 32,374

The $28.9 million of goodwill asset was being amortized over 20 years until December 31, 2001.

The following unaudited pro forma information presents a summary of the results of operations of Brass Eagle as if the acquisition had occurred on January 1, 2000 (in thousands, except for per share data):

	YEAR ENDED DECEMBER 31, 2000
Net sales	$ 94,712
Operating income	15,952
Net income	8,683
Net income per share:	
Basic	$ 1.22
Diluted	1.15
Weighted average shares outstanding:	
Basic	7,136,648
Diluted	7,522,141

(In thousands except share and per share data)

NOTE 11 – ACQUISITIONS (Continued)

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the acquisition occurred on the date indicated, or may result in the future.

NOTE 12 - MAJOR CUSTOMERS

Customers accounting for 10% or more of Brass Eagle's sales for the periods presented are as follows:

	December 31,		
	2002	2001	2000
Company A	53%	53%	62%

The net accounts receivable balances from this customer was approximately $18,958 and $19,754 at December 31, 2002 and 2001, respectively.

NOTE 13 - RELATED PARTY TRANSACTIONS

Purchases: Brass Eagle purchases certain component parts and finished goods from a supplier related through common ownership. Purchases from this company were $7,609, $13,514 and $5,014 for years ended December 31, 2002, 2001 and 2000, respectively. In addition, Brass Eagle paid $841, $0 and $108 for tooling from this company for the years ended December 31, 2002, 2001 and 2000, respectively.

Marketing and Related Services: Brass Eagle, through its investment in Challenge Park Xtreme, LLC, sources certain marketing and related services from one of the LLC members. The value of these services were $164, $223 and $186 for the year ended December 31, 2002 , 2001 and 2000, respectively.

NOTE 14 - SALES BY GEOGRAPHIC AREA

Brass Eagle sells paintball markers, paintballs, and accessories through major domestic and international retailers and paintball specialty stores. The following summarizes the geographic distribution of Brass Eagle's sales:

	December 31,		
	2002	2001	2000
Revenues			
United States	$ 98,534	$ 86,212	$ 82,082
Other geographic areas	6,389	5,673	4,678

NOTE 15 - EMPLOYEE STOCK OPTIONS

Brass Eagle has 840,076 options outstanding at December 31, 2002, 700,507 of which are held by Brass Eagle employees. The remaining 139,569 options were granted to Daisy employees, including approximately 111,655 options held by the estate of Marvin Griffin, former Chairman of the Board of Directors of Brass Eagle. Options totaling 605,600 are outstanding from grants under Brass Eagle's 1997 Stock Option Plan. The remaining 234,476 shares were granted under plans established by Daisy prior to the reorganization. The options granted under the Daisy plans were converted to options to purchase Brass Eagle's common stock effective with the reorganization.

(In thousands except share and per share data)

NOTE 15 - EMPLOYEE STOCK OPTIONS (Continued)

The 1997 stock option plan, as amended on December 18, 2000, has reserved 607,700 shares to be granted to key employees and consultants at the discretion of the Compensation Committee of the Board of Directors. No options may be issued for less than the fair market value of Brass Eagle's common stock at the date of grant. Options granted under the plan are exercisable at such times and upon such terms as the Compensation Committee shall determine. All options granted under the plan to date vest equally over a four-year period. The options under this plan expire ten years after the date of grant.

On November 19, 1999, Brass Eagle re-priced options granted in 1999 and 1998 from $15.25 and $15.50 a share to $8.00 a share. No compensation expense was recorded at that time because the modified exercise price equaled or exceeded the fair market value of Brass Eagle's common stock on the re-pricing date. In accordance with FASB Interpretation Number 44, the re-pricing of the options changed the re-priced options from fixed to variable. As a result, compensation expense is recognized based on fluctuations in the market price of Brass Eagle stock above $8 per share.

The following table summarizes information about outstanding stock options held at December 31, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contract Life – Years	Weighted Average Exercise Price	Number Exercisable At December 31, 2002	Weighted Average Exercise Price
$ .56	234,476	0	$ .56	234,476	$ .56
$ 4.25 - $ 4.37	185,645	8	$ 4.30	64,698	$ 4.32
$ 8.00 - $12.00	419,955	6	$ 9.10	294,599	$ 9.46
	840,076			593,773	

(In thousands except share and per share data)

NOTE 15 - EMPLOYEE STOCK OPTIONS (Continued)

Information regarding the Brass Eagle and Daisy employees participating in the plans above for the years ended December 31, 2002, 2001 and 2000 are shown below:

	Number of Shares			
	Held by Daisy Employees	Held by Brass Eagle Employees	Total	Weighted Average Exercise Price ($)
Options outstanding at December 31, 1999	264,736	582,966	847,702	5.30
Granted	0	73,145	73,145	4.37
Forfeited	0	(72,820)	(72,820)	(8.90)
Exercised				
Options outstanding at December 31, 2000	264,736	583,291	848,027	4.89
Granted	0	128,000	128,000	4.25
Forfeited	0	(8,000)	(8,000)	(8.00)
Options outstanding at December 31, 2001	264,736	703,291	968,027	4.43
Granted	0	77,300	77,300	8.39
Forfeited	0	(17,500)	(17,500)	(4.85)
Exercised	(125,167)	(62,584)	(187,751)	(.56)
Options outstanding at December 31, 2002	139,569	700,501	840,076	5.65

No compensation expense was recorded under APB Opinion No. 25 for fixed options for the years ended December 31, 2000 through 2001 because the exercise price equaled or exceeded the fair market value of the options on the dates of grant.

The options granted under the Daisy plans include 187,751 options granted on June 30, 1993 and 256,737 shares granted at the discretion of Daisy's compensation committee prior to the initial public offering. These options are exercisable at a fixed exercise price of $0.56 per share. Options, totaling 187,751, were exercised during the year ended December 31, 2002, prior to their expiration on September 15, 2002. The remaining Daisy options expire June 30, 2003. The exercise price of the options granted by Daisy was equal to or greater than the fair market value at the date of grant. The fair market value was determined by Daisy's Board of Directors.

NOTE 16 - BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share has been computed by dividing net income by the basic shares outstanding plus the dilutive effect on common stock equivalents. Certain stock options granted in 2002, 1999 and 1998 are anti-dilutive and for purposes of calculating the diluted earnings per share these options have been excluded. These shares may become dilutive in the future.

BRASS EAGLE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands except share and per share data)
December 31, 2002, 2001, and 2000

NOTE 16 - BASIC AND DILUTED EARNINGS PER SHARE (Continued)

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share for the years ended December 31, 2002, 2001, and 2000 are presented below.

	2002	2001	2000
Basic earnings per share			
Net income available to common stockholders	$ 9,671	$ 3,926	$ 8,668
Basic weighted average common shares outstanding	7,189,337	7,144,736	7,136,648
Basic earnings per share	$ 1.35	$ 0.55	$ 1.21

	2002	2001	2000
Diluted earnings per share			
Net income available to common stockholders	$ 9,671	$ 3,926	$ 8,668
Basic weighted average common shares Outstanding	7,189,337	7,144,736	7,136,648
Add dilutive effect of stock options	271,550	395,371	385,493
Weighted average dilutive common shares outstanding	7,460,887	7,540,108	7,522,141
Diluted earnings per share	$ 1.30	$ 0.52	$ 1.15

NOTE 17 - COMMITMENTS AND CONTINGENCIES

Due generally to the risks associated with the misuse of paintball products, Brass Eagle is a defendant in product liability lawsuits. To date, all claims and lawsuits have been resolved without any material cost or a material adverse effect on Brass Eagle and its prospects. In addition, Brass Eagle does not expect any pending claims to have a material adverse effect when resolved.

R. P. Scherer Technologies Inc. has filed a lawsuit against Brass Eagle in the United States District Court, Western District of Arkansas alleging patent infringement and trade dress infringement, relating to Brass Eagle's manufacture of paintballs. Brass Eagle was served on January 3, 2003. The lawsuit relates to the method of manufacturing the paintballs and their outward appearance. The lawsuit seeks an injunction, and a royalty for past sales using the process. Brass Eagle believes this case will be resolved without a material adverse effect on Brass Eagle's business or financial condition.

BRASS EAGLE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands except share and per share data)

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended 2002	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Net Sales	$ 20,130	$ 26,694	$ 21,887	$ 36,212
Gross Profit	7,734	10,201	8,432	14,638
Operating Income	2,085	4,131	2,627	7,300
Income before Income Taxes	1,755	3,795	2,262	6,875
Net Income	1,089	2,369	1,538	4,675
Earnings Per Share:				
Basic	0.15	0.33	0.21	0.64
Diluted	0.14	0.31	0.21	0.63

Quarter Ended 2001	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Net Sales	$ 20,770	$ 21,333	$ 15,570	$ 34,212
Gross Profit	8,537	7,968	5,248	11,287
Operating Income (loss)	2,666	2,369	(271)	3,648
Income (loss) before Income Taxes	2,180	1,960	(681)	3,033
Net Income (loss)	1,308	1,177	(418)	1,859
Earnings (loss) Per Share:				
Basic	0.18	0.16	(0.06)	0.26
Diluted	0.17	0.16	(0.06)	0.25

During the fourth quarter of 2001 Brass Eagle recorded bad debt expenses associated with K-Mart's Chapter 11 petition.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to general instruction G(3) of the instructions to Form 10-K, information concerning Brass Eagle's executive officers is included under the caption "Executive Officers of Brass Eagle" at the end of Part I of this report. The remaining information required by this Item appears under the caption "Election of Directors, Nominees" in the 2002 Proxy Statement and under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2002 Proxy Statement, which information is incorporated herein by reference.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item appears under the caption "Compensation of Directors and Executive Officers" in the 2002 Proxy Statement, which information is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item appears under the caption "Principal Stockholders" in the 2002 Proxy Statement and under the caption "Equity Ownership of Directors and Executive Officers" in the 2002 Proxy Statement, which information is incorporated herein by reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item appears under the heading "Certain Transactions" in the 2002 Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 14: CONTROLS AND PROCEDURES

The President and Chief Financial Officer evaluated the Company's disclosure controls and procedures as of November 1, 2002. They have concluded that the effectiveness of the Company's disclosure controls and procedures are appropriate.

The President and Chief Financial Officer of Brass Eagle have communicated to the Auditors and the Audit Committee, effective November 1, 2002, the following:

(i) We believe that there are no significant deficiencies in the design or operation of Brass Eagle's internal controls, which could adversely affect the registrant's ability to record, process, summarize and report financial data, and to our knowledge there are no material weaknesses in internal controls.

(ii) To the best of our knowledge, there has not been any fraud, whether or not material, that involves management or other employees who have a significant role in Brass Eagle's internal controls.

We have recently changed Brass Eagle's disclosure controls and procedures as follows:

(i) The President and Chief Financial Officer now execute the certifications attached hereto. The Executive Officers of Brass Eagle and the General Managers of key subsidiaries now execute sub-certifications supporting the certifications attached hereto.

(ii) Brass Eagle has established a written procedure, which puts in writing our end-of-quarter closing procedures. The procedures themselves were already in place.

There have been no other significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

BRASS EAGLE INC.

PART IV

ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

The following documents are filed as a part of this Report:

1. Financial Statements.

The following financial statements of the registrant are included in Part II of this report:

Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Comprehensive Income for the years December 31, 2002, 2001 and 2000
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements
Quarterly Financial Data

2. Financial Statement Schedules.

Schedule II Valuation and Qualifying Accounts

(This schedule appears immediately following the signature page.)

3. Exhibits and Executive Compensation Plans.

The following exhibits are filed with this Report or are incorporated herein by reference to previously filed material.

ITEM 14: EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K (Continued)

Exhibit No.

2 (i)	Asset Purchase Agreement dated March 29, 2000, by and between Brass Eagle Inc., JT USA, L. P. and certain other individuals and entities (incorporated by reference to Exhibit 2 to Brass Eagle Inc.'s Current Report on Form 8-K filed with the SEC on July 13, 2000).
3 (i)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385)
3 (ii)	By-laws (incorporated by reference to Exhibit 3(ii) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10 (i)	Assignment, Assumption and Indemnification Agreement effective as of November 24, 1997 between Brass Eagle Inc. and Daisy Manufacturing Company (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10 (ii)	Lease Agreement between Ozark Terminal, Inc. and Brass Eagle Inc. dated December 9, 1997 (incorporated by reference to Exhibit 10(vii) to Form 10-K for the year ended December 31, 1997, in 0-23385)
10 (iii)	First Amendment to Lease Agreement between Ozark Terminal, Inc. and Brass Eagle Inc. dated September 14, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended September 30, 1999, in 0-23385).
10 (iv)	Lease Agreement between Leroy Locke & Bonnie Locke and Brass Eagle Inc. dated August 1, 1998 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended September 30, 1998, in 0-23385)
10 (v)	Employment Agreement between E. Lynn Scott and Brass Eagle Inc. dated as of September 15, 1997 (incorporated by reference to Exhibit 10(ix) to Registration Statement No. 333-36179).
10 (vi)	1997 Stock Option Plan (incorporated by reference to Exhibit 10(iii) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10 (vii)	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10(iv) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10 (viii)	Indemnification Agreement between Marvin W. Griffin and Brass Eagle Inc. dated as of November 24, 1997 (incorporated by reference to Exhibit 10(v) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10 (ix)	Indemnification Agreement between E. Lynn Scott and Brass Eagle Inc. dated as of November 24, 1997 (incorporated by reference to Exhibit 10(vi) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10 (x)	Form of continuing Guaranty (incorporated herein by reference to Exhibit 10(xiv) to Registration Statement No. 333-36179).
10 (xi)	Tax Allocation Agreement between Brass Eagle Inc. and Daisy Manufacturing Company dated November 24, 1997 (incorporated by reference to Exhibit 10(vii) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10 (xii)	Change-of-Control Agreement between Brass Eagle Inc. and Steve Cherry effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10 (xiii)	Change-of-Control Agreement between Brass Eagle Inc. and Steve DeMent effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10 (xiv)	Change-of-Control Agreement between Brass Eagle Inc. and John D. Flynn effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10 (xv)	Change-of-Control Agreement between Brass Eagle Inc. and J. R. Brian Hanna effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).

Exhibit No. (Continued)

10 (xvi)	Change-of-Control Agreement between Brass Eagle Inc. and Charles Prudhomme effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10 (xvii)	1999 Distributor Agreement between Brass Eagle Inc. and Leader Industries Inc. effective September 1, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10 (xviii)	Change-of-Control Agreement between Brass Eagle Inc. and Mark Skrocki effective November 9, 1999 (incorporated by reference to Exhibit 10(xxi) to Form 10-K for the year ended December 31, 1999, in 0-23385).
10 (xix)	Operating Agreement of Challenge Park Xtreme, LLC effective November 10, 1999 (incorporated by reference to Exhibit 10(xxii) to Form 10-K for the year ended December 31, 1999, in 0-23385)
10 (xx)	Second Amendment to Lease Agreement between Ozark Terminal, Inc. and Brass Eagle Inc. dated April 1, 2000 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended March 31, 2000, in 0-23385)
10 (xxi)	Credit Agreement between Brass Eagle Inc. and Bank of America, N. A., as Administrative Agent, effective June 30, 2000 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 2000, in 0-23385)
10 (xxii)	Amendment to Brass Eagle Inc. 1997 Stock Option Plan adopted November 20, 1997 and Amended December 18, 2000 (incorporated by reference to Exhibit 10(xxii) to Form 10-K for the year ended December 31, 2000, in 0-23385)
10 (xxiii)	Lease and Option to Purchase Agreement between JT USA Inc. and John Ross Gregory and Rita Ann Gregory, effective July 1, 2000 (incorporated by reference to Exhibit 10(xxiii) to Form 10-K for the year ended December 31, 2000, in 0-23385)
10 (xxiv)	First Amendment to Credit Agreement between Brass Eagle Inc. and Bank of America, N. A., as Administrative Agent, effective February 1, 2001 (incorporated by reference to Exhibit 10(xxiv) to Form 10-K for the year ended December 31, 2000, in 0-23385).
10 (xxv)	Second Amendment to Credit Agreement between Brass Eagle Inc. and Bank of America, N.A. as Administrative Agent, effective May 31, 2001 (incorporated by reference to Exhibit 10(xxv) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxvi)	Third Amendment to Credit Agreement between Brass Eagle Inc. and Bank of America, N. A., as Administrative Agent, effective December 31, 2001 (incorporated by reference to Exhibit 10(xxvi) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxvii)	Change of Control Agreement between Brass Eagle Inc. and Eric Baker, effective November 15, 2001 (incorporated by reference to Exhibit 10(xxvii) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxviii)	Change of Control Agreement between Brass Eagle Inc. and David Armstrong, effective November 15, 2001 (incorporated by reference to Exhibit 10(xxviii) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxix)	Amendment to Change of Control Agreement between Brass Eagle Inc. and Steve Cherry, effective November 15, 2001 (incorporated by reference to Exhibit 10(xxix) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxx)	Amendment to Change of Control Agreement between Brass Eagle Inc. and Steve DeMent, effective November 15, 2001 (incorporated by reference to Exhibit 10(xxx) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxxi)	Amendment to Change of Control Agreement between Brass Eagle Inc. and John Flynn, effective November 15, 2001 (incorporated by reference to Exhibit 10(xxxi) to Form 10-K for the year ended December 31, 2001, in 0-23385).

Exhibit No. (Continued)

10 (xxxii)	Amendment to Change of Control Agreement between Brass Eagle Inc. and J.R. Brian Hanna, effective November 15, 2001 (incorporated by reference to Exhibit 10(xxxii) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxxiii)	Amendment to Change of Control Agreement between Brass Eagle Inc. and Charles Prudhomme, effective November 15, 2001 (incorporated by reference to Exhibit 10(xxxiii) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxxiv)	Amendment to Change of Control Agreement between Brass Eagle Inc. and Mark Skrocki, effective November 15, 2001 (incorporated by reference to Exhibit 10(xxxiv) to Form 10-K for the year ended December 31, 2001, in 0-23385).
10 (xxxv)	Fourth Amendment to Credit Agreement between Brass Eagle Inc. and Bank of America, N.A., as Administrative Agent, effective September 10, 2002 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended September 30, 2002, in 0-23385).
10 (xxxvi)	Indemnification Agreement between Brass Eagle Inc. and Mary E. Jones, Controller, dated December 9, 2002.
10 (xxxvii)	Third Amendment to Lease Agreement between Ozark Terminal, Inc. and Brass Eagle Inc. dated December 31, 2002.
10 (xxxviii)	Employee Stock Purchase Plan dated June 1, 2002.
11	Statement of Computation of Earnings Per Share
21	Subsidiaries of the Registrant
23	Consent of Independent Auditors
24	Powers of Attorney
99 (i)	Certification of the Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code
99 (ii)	Certification of the Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

Listed below are the executive compensation plans and arrangements currently in effect and which are required to be filed as exhibits to this Report

- Employment Agreement between E. Lynn Scott and Brass Eagle, Inc.
- 1997 Stock Option Plan
- Employee Stock Purchase Plan - 1997
- Employee Stock Purchase Plan - 2002

4. Reports on Form 8-K

Brass Eagle filed no Current Reports on Form 8-K during the fourth quarter of 2002.

BRASS EAGLE INC.
SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASS EAGLE INC.

By: /s/ E. Lynn Scott
E. Lynn Scott
President and Chief Executive Officer
Date: February 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ E. Lynn Scott	President, Chief Executive Officer, and Director
E. Lynn Scott	(Principal Executive Officer)
*	
H. Gregory Wold	Chairman of the Board of Directors
*	
Anthony J. Dowd	Director
*	
Richard W. Hanselman	Director
*	
Robert P. Sarrazin	Director
*	
C. Miles Schmidt, Jr.	Director
/s/ J. R. Brian Hanna	Vice President - Finance, Chief Financial Officer, and Treasurer
J. R. Brian Hanna	(Principal Financial and Accounting Officer)

*By /s/ J. R. Brian Hanna
Attorney-in-fact

J. R. Brian Hanna, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons, exhibits filed hereto.

BRASS EAGLE INC.

CERTIFICATIONS

I, E. Lynn Scott, certify that:

1. I have reviewed this annual report on Form 10-K of Brass Eagle Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or others employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 28, 2003

By: /s/ E. Lynn Scott
E. Lynn Scott
President, Chief Executive Officer and Director

BRASS EAGLE INC.

CERTIFICATIONS

I, J. R. Brian Hanna, certify that:

1. I have reviewed this annual report on Form 10-K of Brass Eagle Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or others employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 28, 2003

By: /s/ J.R. Brian Hanna
J. R. Brian Hanna
Vice President-Finance and Chief Financial Officer and Treasurer

BRASS EAGLE INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31, 2002
(Dollars in thousands)

Column A	Column B	Column C				Column D	Column E
		Additions					
Description	Balance at Beginning Of Period ($)	Charged to Costs and Expenses ($)		Charged to Other Accounts ($)		Write Offs ($)	Balance at End of Period ($)
Allowance for Doubtful Accounts:							
Year Ended December 31, 2002	2,000	332		29		186	2,175
Year Ended December 31, 2001	393	1,234	***	448	**	75	2,000
Year Ended December 31, 2000	357	50		65	*	79	393
Warranty Reserve:							
Year Ended December 31, 2002	3,008	3,711		0		4,294	2,425
Year Ended December 31, 2001	2,089	7,083		0		6,164	3,008
Year Ended December 31, 2000	1,248	5,924		0		5,083	2,089
Inventory Reserve:							
Year Ended December 31, 2002	606	774				601	779
Year Ended December 31, 2001	485	874		93		846	606
Year Ended December 31, 2000	204	321		151		191	485

* Collections of previously charged off amounts and impact of JT USA, LP acquisition.
** Collections of previously charged off amounts and transfers from other balance sheet accounts.
*** Significant increase associated with K-Mart's Chapter 11 petition.


brass eagle inc.



DEFINITION OF BRASS EAGLE INC.

Brass Eagle Inc. is the world's leading designer, manufacturer, marketer, and distributor of paintball markers, paintballs, paintball protective gear, paintball kits and accessories associated with the growing sport of paintball.

Based in Bentonville, Arkansas, Brass Eagle Inc. has manufacturing and distribution facilities in Neosho, Missouri, Batesville, Mississippi and Chula Vista, California. The Company has secured its leadership position over the past several years as the sport has gained broader acceptance through its efforts to make paintball products more accessible and affordable to new participants.

The Company believes it currently is the only manufacturer offering a full range of innovative paintball markers and accessory products for the beginner through competition-level participants. These products generally sell for equal to or less than those of its competitors and prices are stepped to offer the consumer the opportunity to move up through the product line.

Brass Eagle Inc. has gained a competitive advantage through improved efficiency in its product development and manufacturing activities. These efficiencies are realized through its manufacturing processes that are designed to produce high-volume, low-cost-per-unit products.

As the market for paintball products grows, the Company's management is planning and implementing strategic changes to expand Brass Eagle Inc.'s operations, facilities and internal controls consistent with the increased demand for its paintball products.

AVERAGE DURATION OF A PAINTBALL GAME, IN SECONDS

420

BOARD OF DIRECTORS

H. Gregory Wold
Chairman, Shareholder
Retired from Ford Motor Co.
as Director,
Business Development.
Principal
Hudson Partners, LLC
Plymouth, Michigan

Anthony J. Dowd
Director, Shareholder
Director of Private Investments
Charter Oak Partners
Westport, Connecticut

Richard W. Hanselman
Director, Shareholder
Chairman of HealthNet, Inc.
Woodland Hills, California

Robert P. Sarrazin
Director, Shareholder
Principal
Charter Oak Partners
Westport, Connecticut

C. Miles Schmidt, Jr.
Director, Shareholder
President & CEO
Halcore Group, Inc.
Grove City, Ohio

E. Lynn Scott
Director, Shareholder
President & CEO,
Brass Eagle Inc.
Bentonville, Arkansas

OFFICERS

E. Lynn Scott
President
Chief Executive Officer
Director
Shareholder

Steven R. Cherry
Vice President
Product Development
Shareholder

Steven R. DeMent
Vice President
Operations
Shareholder

John D. Flynn
Vice President
General Counsel
Secretary
Shareholder

J.R. Brian Hanna
Vice President, Finance
Chief Financial Officer
Treasurer
Shareholder

Charles L. Prudhomme
Vice President
Marketing
Shareholder

Mark Skrocki
Senior Vice President
Sales
Shareholder



MARKET INFORMATION

NUMBER OF PAINTBALL FIELDS IN U.S.

3500

Shareholders of Record
The approximate number of shareholders of record and street name holders of the Company's Common Stock as of February 14, 2003, was 1,100.

Dividends
Brass Eagle Inc. has not paid cash dividends in the past on its Common Stock. The Company presently intends to retain earnings to provide funds for its business operations and expansion. Accordingly, it does not anticipate paying cash dividends in the foreseeable future.

Corporate Information
A copy of the Company's latest Annual Report or Form 10-K, as filed with the Securities and Exchange Commission, is available upon written request to the Chief Financial Officer, Brass Eagle Inc., 1201 S.E. 30th St., Bentonville, AR 72712.

Transfer Agent and Registration
SunTrust Bank
P.O. Box 4625
Atlanta, GA 30302-4625

Bank
Bank of America
800 Market Street
St. Louis, MO 63101

Auditors
Crowe, Chizek and Company LLP
One Mid America Plaza
P.O. Box 3697
Oak Brook, IL 60522-3697

Annual Meeting
The Annual Meeting of Shareholders will be held at the Candlewood Suites, 4601 West Rozelle, Rogers, AR 72756 on May 13, 2003 at 9:00 a.m. CDT.

Stock Prices
The Company's Common Stock commenced trading on November 26, 1997, on the national Market System of NASDAQ under the symbol "XTRM." The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock.

2002	High	Low
First Qtr.	$5.500	$4.010
Second Qtr.	6.380	4.400
Third Qtr.	7.770	4.751
Fourth Qtr.	9.750	5.600

2001	High	Low
First Qtr.	$8.750	$6.031
Second Qtr.	10.300	6.810
Third Qtr.	11.380	4.310
Fourth Qtr.	5.502	3.350


brass eagle inc.

P.O. Box 1956 • Rogers, AR 72757 • 479-464-8700 • FAX: 479-464-8701 • www.brasseagle.com



SELECTED FINANCIAL DATA

The following table presents selected historical financial data of the Company. The information set forth below should be read in conjunction with the Form 10K hereto included herein.

Statement of Operations Data: (Dollars in millions except per share data)	1998	1999	2000	2001	2002
Net Sales	$75,149	$68,230	$86,760	$91,885	$104,923
Operating Income	13,090	12,680	14,979	8,412	16,143
Net Income	8,195	8,185	8,668	3,926	9,671
Diluted Earnings Per Share	1.07	1.07	1.15	0.52	1.30
Balance Sheet Data (at period end)					
Total Assets	$41,430	$48,445	$95,816	$92,295	$98,919
Long-Term Debt, Less Current Maturities	0	0	19,615	14,607	8,400

NET SALES
Dollar Amounts in Millions



110
100
90
80
70
60
50
40
30
20
10
98
99
00
01
02

DILUTED EARNINGS PER SHARE



1.3
1.2
1.0
0.8
0.6
0.4
0.2
0.0
98
99
00
01
02

NET INCOME
Dollar Amounts in Millions



10
9
8
7
6
5
4
3
2
1
0
98
99
00
01
02

OF PAINTBALLS BRASS EAGLE INC. HAS MADE TO DATE

5 BILLION




brass eagle inc.

